DANISCO

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Commission File No. 82-3158

July 27, 2005

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513
www.danisco.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


05010051

Re: Danisco A/S
Commission File No. 82-3158


SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated May 27, 2005.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel, Esq.

Commission File No. 82-3158
Danisco A/S Submission
July 27, 2005

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1.	5/30/2005	Danisco receives first batch of sustainable vanilla from Indian monk	X			X
2.	6/7/2005	Danisco Animal Nutrition awarded FAMI-QS certification	X			X
3.	6/7/2005	Genencor executive elected chairman of white biotech council at EuroBio	X			X
4.	6/10/2005	Danisco enhances production of pectin in Araraquara in the state of Sao Paolo	X			X
5.	6/13/2005	Evidence of good working environment	X			X
6.	6/13/2005	Danisco pig and Poultry enzyme products achieve permanent EU authorization	X			X
7.	6/16/2005	Genencor introduces world-class enzyme for hydrogen peroxide elimination in textile processing	X			X
8.	6/17/2005	Management changes in Danisco Seed	X			X
9.	6/21/2005	Genencor named best place to work in the U.S.	X			X
10.	6/21/2005	Announcement of Results for 2004/05	X	X	Notice No.21/2005	X
11.	6/22/2005	The European Commission presents profound sugar reform proposal containing positive elements	X	X	Notice No.22/2005	X
12.	6/28/2005	Genencor launches industry transforming technology for ethanol production	X			X
13.	6/30/2005	Hans Gregersen new Investor Relations Manager	X			X

14.	6/30/2005	New Danisco Functional Systems President appointed	X			X
15.	7/5/2005	Danisco highlights a practical approach for 'farm to fork' sustainability	X			X
16.	7/11/2005	Profitable solution to piglet dehydration	X			X
17.	7/11/2005	Technical Sales Managers will strengthen Danisco Animal Nutrition team in Asia	X			X
18.	7/13/2005	Genencor named to R & D magazine's Top 100 List for new enzyme technology that reduces the cost of ethanol production	X			X
19.	7/18/2005	Significant role for enzymes in AGP-free feeds	X			X
20.	7/21/2005	Xylitol use recommended by the Scottish Intercollegiate Guidelines Network	X			X
B.		**NOTICES TO THE STOCK EXCHANGE**				
1.	6/21/2005	Announcement of Results for 2004/05	X	X	Notice No.21/2005	X
2.	6/22/2005	The European Commission presents profound sugar reform proposal containing positive elements	X	X	Notice No.22/2005	X
C.		**INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS (Information from Danisco A/S web site as of May 28, 2005)**				
1.	5/30/2005	Danisco receives first batch of sustainable vanilla from Indian monk	X			X
2.	6/7/2005	Danisco Animal Nutrition awarded FAMI-QS certification	X			X
3.	6/7/2005	Genencor executive elected chairman of white biotech council at EuroBio				X
4.	6/10/2005	Danisco enhances production of pectin in Araraquara in the state of Sao Paolo				X
5.	6/13/2005	Evidence of good working environment				X
6.	6/13/2005	Danisco pig and Poultry enzyme products achieve permanent EU authorization				X
7.	6/16/2005	Genencor introduces world-class enzyme for hydrogen peroxide				X

		elimination in textile processing				
8.	6/17/2005	Management changes in Danisco Seed				X
9.	6/21/2005	Announcement of Results for 2004/05	X	X	Notice No.21/2005	X
10.	6/21/2005	Annual report 20045/05		X	X	X
11.	6/22/2005	The European Commission presents profound sugar reform proposal containing positive elements	X	X	Notice No.22/2005	X
12	6/21/2005	Genencor named best place to work in the U.S.	X			X
13.	6/28/2005	Genencor launches industry transforming technology for ethanol production	X			X
14.	6/30/2005	Hans Gregersen new Investor Relations Manager	X			X
15..	6/30/2005	New Danisco Functional Systems President appointed	X			X
16.	7/5/2005	Danisco highlights a practical approach for 'farm to fork' sustanability	X			X
17.	7/11/2005	Profitable solution to piglet dehydration	X			X
18.	7/11/2005	Technical Sales Managers will strengthen Danisco Animal Nutrition team in Asia	X			X
19.	7/13/2005	Genencor named to R & D magazine's Top 100 List for new enzyme technology that reduces the cost of ethanol production	X			X
20.	7/18/2005	Significant role for enzymes in AGP-free feeds	X			X
21.	7/21/2005	Xylitol use recommended by the Scottish Intercollegiate Guidelines Network	X			X
22.	n/a	Updated: Divisional management	X			X
23.	n/a	Updated: Corporate Management	X			X

Commission File No. 82-3158
Danisco A/S Submission
July 27, 2005

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1.	5/30/2005	Danisco receives first batch of sustainable vanilla from Indian monk	X			X
2.	6/7/2005	Danisco Animal Nutrition awarded FAMI-QS certification	X			X
3.	6/7/2005	Genencor executive elected chairman of white biotech council at EuroBio	X			X
4.	6/10/2005	Danisco enhances production of pectin in Araraquara in the state of Sao Paolo	X			X
5.	6/13/2005	Evidence of good working environment	X			X
6.	6/13/2005	Danisco pig and Poultry enzyme products achieve permanent EU authorization	X			X
7.	6/16/2005	Genencor introduces world-class enzyme for hydrogen peroxide elimination in textile processing	X			X
8.	6/17/2005	Management changes in Danisco Seed	X			X
9.	6/21/2005	Genencor named best place to work in the U.S.	X			X
10.	6/21/2005	Announcement of Results for 2004/05	X	X	Notice No.21/2005	X
11.	6/22/2005	The European Commission presents profound sugar reform proposal containing positive elements	X	X	Notice No.22/2005	X
12.	6/28/2005	Genencor launches industry transforming technology for ethanol production	X			X
13.	6/30/2005	Hans Gregersen new Investor Relations Manager	X			X

14.	6/30/2005	New Danisco Functional Systems President appointed	X			X
15.	7/5/2005	Danisco highlights a practical approach for 'farm to fork' sustainability	X			X
16.	7/11/2005	Profitable solution to piglet dehydration	X			X
17.	7/11/2005	Technical Sales Managers will strengthen Danisco Animal Nutrition team in Asia	X			X
18.	7/13/2005	Genencor named to R & D magazine's Top 100 List for new enzyme technology that reduces the cost of ethanol production	X			X
19.	7/18/2005	Significant role for enzymes in AGP-free feeds	X			X
20.	7/21/2005	Xylitol use recommended by the Scottish Intercollegiate Guidelines Network	X			X
B.		**NOTICES TO THE STOCK EXCHANGE**				
1.	6/21/2005	Announcement of Results for 2004/05	X	X	Notice No.21/2005	X
2.	6/22/2005	The European Commission presents profound sugar reform proposal containing positive elements	X	X	Notice No.22/2005	X
C.		**INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS (Information from Danisco A/S web site as of May 28, 2005)**				
1.	5/30/2005	Danisco receives first batch of sustainable vanilla from Indian monk	X			X
2.	6/7/2005	Danisco Animal Nutrition awarded FAMI-QS certification	X			X
3.	6/7/2005	Genencor executive elected chairman of white biotech council at EuroBio				X
4.	6/10/2005	Danisco enhances production of pectin in Araraquara in the state of Sao Paolo				X
5.	6/13/2005	Evidence of good working environment				X
6.	6/13/2005	Danisco pig and Poultry enzyme products achieve permanent EU authorization				X
7.	6/16/2005	Genencor introduces world-class enzyme for hydrogen peroxide				X

		elimination in textile processing				
8.	6/17/2005	Management changes in Danisco Seed				X
9.	6/21/2005	Announcement of Results for 2004/05	X	X	Notice No.21/2005	X
10.	6/21/2005	Annual report 20045/05		X	X	X
11.	6/22/2005	The European Commission presents profound sugar reform proposal containing positive elements	X	X	Notice No.22/2005	X
12	6/21/2005	Genencor named best place to work in the U.S.	X			X
13.	6/28/2005	Genencor launches industry transforming technology for ethanol production	X			X
14.	6/30/2005	Hans Gregersen new Investor Relations Manager	X			X
15..	6/30/2005	New Danisco Functional Systems President appointed	X			X
16.	7/5/2005	Danisco highlights a practical approach for 'farm to fork' sustanability	X			X
17.	7/11/2005	Profitable solution to piglet dehydration	X			X
18.	7/11/2005	Technical Sales Managers will strengthen Danisco Animal Nutrition team in Asia	X			X
19.	7/13/2005	Genencor named to R & D magazine's Top 100 List for new enzyme technology that reduces the cost of ethanol production	X			X
20.	7/18/2005	Significant role for enzymes in AGP-free feeds	X			X
21.	7/21/2005	Xylitol use recommended by the Scottish Intercollegiate Guidelines Network	X			X
22.	n/a	Updated: Divisional management	X			X
23.	n/a	Updated: Corporate Management	X			X



First you add knowledge...


RECEIVED
2005 AUG -1 A 11:20

30 May 2005

Danisco receives first batch of sustainable vanilla from Indian monk

1.2 tonnes of vanilla produced on a sustainable basis have just been shipped from India to Danisco's flavour plant in St. Louis, USA.

Jai Chaitanya Dasa, a Hare Krishna monk from a temple in Bangalore, India, has established a non-profit organisation that promotes organic and sustainable growing methods among local farmers and manages the collection, initial processing and sale of vanilla pods.

The local farmers involved in the vanilla project receive 80% of the earnings generated from the sale and the remaining 20% goes to the workers who process, sort and dispatch the vanilla. Initial processing takes place at a small factory in Mysore and most of the work is carried out and supervised by women, who are paid up to three times the pay rates for similar work elsewhere in India, which allows them to send their children to school.

Danisco has audited the vanilla supply chain to ensure that the entire process from the growing of vanilla pods over processing to transportation follows sustainability principles.

During the audit, Danisco was accompanied by representatives from an American customer, who showed interest in the vanilla. US annual growth rates of organic foods exceed 20%.

The Danish market is also familiar with vanilla from Danisco whose food ingredients are found in half of all the ice cream in the world. But vanilla is used in a variety of other foods such as flavoured coffee, so popular in the USA, health drinks, desserts and many other products.

For further information, please contact:

Søren Vogelsang, Vice President, Sustainable Development, tel.: +45 3266 2000
Natalie E. Weber, Media Relations Manager, tel.: +45 3266 2927

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/june/pressrelease_315_en.htm





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7 June 2005

Danisco Animal Nutrition awarded FAMI-QS certification

Danisco Animal Nutrition has been awarded FAMI-QS certification. The FAMI-QS – Feed Additives and preMIxtures Quality System – is a certifiable code that fully integrates ISO quality standards and HACCP requirements (Hazard Analysis at Critical Control Points).

The system provides a single reference for assuring the quality of feed additives and premixtures to aid compliance with the European Regulation on Feed Hygiene.

Detailed information on the FAMI-QS code, the certification rules, and the certification organisations that are allowed to certify operators according to this system, can be found on the FAMI-QS website (http://www.fami-qs.org).

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition.

Its products are now widely used by pig and poultry producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally responsible way.

Click here for further details

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com
Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email:julian.cooksley@kendallscom.co.uk

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/june/businessupdate_15_en.htm

3.

DANISCO

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7 June 2005

Genencor executive elected chairman of white biotech council at EuropaBio

Jack Huttner, Vice President of Genencor International, a Danisco company, was elected chairman of the Industrial Biotechnology Council at EuropaBio at the organizations' annual general meeting in Brussels on June 2, 2005. He succeeds Steen Riisgaard, President and CEO, Novozymes A/S.

Genencor has been an industry leader of the white biotech (industrial biotech) sector since the late 90's when it was the founding member of the section of the Biotechnology Industry Organization (BIO) in Washington D.C.

Huttner was elected the group's first chairman and has led it ever since. He was a central figure in the parallel development in EuropaBio. Genencor's leadership has taken several forms. Based on their position at the forefront of research and development, Huttner has been able to articulate a vision of how industrial biotechnology could contribute to a more sustainable society.

EuropaBio is the only EU level association representing the biotechnology industry across a wide number of industrial sectors and has been at the forefront of developing policies to grow a strong biotechnology sector in Europe.

The European Commission has been extremely receptive to industrial biotechnology and has included it as a principle technology platform in a number of policy initiatives including the Environmental Technology Action Plan. Jack Huttner has global responsibility for external relations at Genencor International encompassing corporate and marketing communications, government, trade and media relations for this diversified biotechnology company.

For more information, please contact:

Jack Huttner, Vice President, Communications and PR, Genencor International
Tel. +1 585 256 5272, mobile +1 585 503 5814
Carl Johan Corneliussen, Media Relations Manager, Danisco A/S
Tel. +45 3266 2926, mobile +45 2615 2127


DANISCO
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10 June 2005

Danisco enhances production of pectin in Araraquara in the state of São Paolo

Danisco has decided to carry out its largest investment in organic growth of the ingredients business in recent time – the construction of a new pectin plant to be located in the centre of Brazil's largest citrus area in the community of Araraquara in the state of São Paulo.

The construction of the plant is based on a need for enhanced capacity, as Danisco's pectin plants in Mexico and the Czech Republic are fully exploited. Brazil is the world's largest producer of orange concentrate and as mainly orange peel will be used as a raw material in the new plant, Danisco's investment will effectively enhance its production capacity for pectin by 35%.

'The market for soft drinks is moving towards new types of beverages, e.g. drinking yoghurts and milk/juice drinks. Pectin is very important for stabilising such beverages, and our new plant supports this trend. It also allows us to exploit the knowledge we already have in the area and produce speciality pectin with a relatively low level of costs,' says Hans Henrik Hjorth, President Danisco Textural Ingredients.

Favourable raw material prices and relatively cheap energy are expected to turn the new plant into one of the world's most efficient and flexible production sites.

Danisco is making a DKK 300 million investment in the plant, and it meets Danisco's usual requirements for return on investments. The investment is included in the normal investment budget. The plant brings around 110 new jobs to the area and responsible for the construction is Torben Torsbjerg Møller, VP Operations, Danisco Textural Ingredients, who will soon be celebrating his 40th anniversary at Danisco.

Danisco has produced pectin for close to 30 years and developed production technologies that can be exploited globally. The technologies will benefit the production in Brazil. One of the major advantages of Brazilian production is that it is close to the raw materials.

Danisco's share of the pectin market is around 25%, and the plant is to help retain this share. The global annual growth rate for pectin is 3-6%.

The plant will be operational in 2007.

With the new plant, Danisco has pectin production in Brazil, Mexico and the Czech Republic.

Pectin is a natural stabilizer derived from citrus fruits or apples. Pectin is used for dairy, confectionery, jam, baked goods and beverages, and as it is based on a natural raw material, it is a preferred stabilizer for the food industry and consumers alike.

For further information, please contact:

Hans Henrik Hjorth, President, Danisco Textural Ingredients, tel.: +45 3266 2000
Carl Johan Corneliussen, Media Relations Manager, Danisco, tel.: +45 3266 2926 or mobile: +45 2615 2127

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/june/pressrelease_317_en.htm

5



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13 June 2005

Evidence of good working environment

Danisco Sugar Örtofta has been certified against the international occupational health and safety standard OHSAS 18001. 'The certification testifies to our high health and safety standards and is a strong obligation to our employees and customers,' says Factory Manager Bengt Högberg.

'Assuming responsibility and taking care of the employees. That's precisely how the motivation for our health and safety certification can be expressed,' says Bengt Högberg, Factory Manager, Danisco Sugar Örtofta.

'We have a long tradition of focusing on the welfare of the staff and we make a targeted effort to improve the working environment. We would like to get proof of that effort, but not just for the sake of certification. The health and safety certification obliges us to maintain the performance level and constantly seek to improve the working environment of our employees.'

Prior to the certification, Danisco Sugar Örtofta systematised its health and safety effort, aligning it with the strict certification requirements for documentation, objectives and risk assessment.

'As all other Danisco Sugar units, the Örtofta site has already been environmentally certified. I see our health and safety certification as a natural next step. The certificates testify that we care for the surroundings and look after our employees. Environmental and health and safety certificates give us a strong hand to play in relation to our quality-conscious customers,' says Bengt Högberg.

Danisco Sugar Örtofta has been environmentally certified to ISO 14001 and is now also certified against the international occupational health and safety standard OHSAS 18001.

The independent certification agency Bureau Veritas Quality International (BVQI) will be auditing Danisco Sugar Örtofta every year to ensure that the factory continues to qualify for the visible evidence of its commitment to environmental issues and good working environment.

For further information, please contact:
Bengt Högberg, Factory Manager, Danisco Sugar Örtofta, + 46 46 540 63 86
Dorthe Lindgreen, Communications Manager, Danisco Sugar, +45 3266 2588

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/june/pressrelease_318_en.htm

6


DANISCO
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13 June 2005

Danisco pig and poultry enzyme products achieve permanent EU authorisation

The European Union Commission has awarded Danisco Animal Nutrition permanent authorisation for a number of Avizyme and Porzyme products and species applications under EU Council Directive 70/524/EEC and Regulation 1831/2003.

The European Union Commission has awarded Danisco Animal Nutrition permanent authorisation for a number of Avizyme and Porzyme products and species applications under EU Council Directive 70/524/EEC and Regulation 1831/2003. They are:

- Avizyme 1310, a liquid enzyme product for use in wheat-based broiler diets.
- Avizyme 1210, a liquid enzyme product for use in wheat and barley-based diets for broilers.
- Porzyme 8300, for wheat-based piglet feeds.
- Porzyme tp100, for piglet feeds containing both wheat and barley.
- Porzyme 9102 and Porzyme 9100, granulate products for barley-based grower/finisher pig feeds.

Andrea Barletta, Danisco Animal Nutrition's Marketing Director, commented: "We are delighted to have received EU approval for these products, which also represents good news for pig and poultry producers."

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way.

For further information, please contact:
Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition, +44 (0) 1672 517777
Julian Cooksley, Account Manager, Kendalls Communications, +44 (0) 1394 610022.

....

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/june/pressrelease_319_en.htm

7


DANISCO
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16 June 2005

Genencor introduces world-class enzyme for hydrogen preroxide elimination in textile processing

Genencor International, Inc., announced today the availability of an innovative product for the textile processing industry, which offers manufacturers greater flexibility and more efficient processing during the hydrogen peroxide elimination step.

OXY-GONE® T400 catalase is a highly robust, thermostable liquid enzyme that is active in a wide range of temperatures and pH values, and is least susceptible to hydrogen peroxide. The product is easy to formulate, shows great stability, and provides significant flexibility during the hydrogen peroxide elimination step.

In laboratory tests, OXY-GONE® T400 catalase has shown superior storage stability and the highest hydrogen peroxide tolerance among competitive products available on the market today. It also can be effectively used in a broad temperature range of 30°-70°C.

OXY-GONE® T400 catalase is a fast, reliable, and an effective tool for hydrogen peroxide elimination without affecting the shade of dyestuffs. Moreover, catalases offer additional advantages including biodegradability, not damaging fabric and reducing the amount of time, water and energy needed during processing.

"This high-performance product further demonstrates our commitment to the textile processing industry," said Aryan Moelker, vice president for Textiles and Market Development at Genencor. "We continue to invest in the development of world-class, highly efficient enzymes with improved features, which provide the solutions that our textiles customers need. With OXY-GONE® T400, textile manufacturers now no longer need to worry about cool-down, the hydrogen peroxide concentration in the bath, or the right amount of enzymes needed."

To find out more about OXY-GONE® T400 catalase, please visit our website at http://www.genencor.com or contact your Genencor representative.

For further information, please contact:

Ana Maria Bravo-Angel, Genencor International: +31 71 5686168

Printed Thursday, 23 June 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/frontpage/businessupdate_16_en.htm

8.


DANISCO
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17 June 2005

Management changes in Danisco Seed

Bjarne Skov Jensen will retire from his position as President of Danisco Seed as of 30 June 2005 to become a pensioner.

Bjarne (61) joined Danisco A/S (The Danish Sugar Factories A/S) in 1974 as Lawyer. In 1977 he was appointed Personnel Manager. In connection with the formation of Danisco in 1989 he became Vice President with responsibility for management development and communication in Danisco and he was secretary to the Group Management. In 1996 Bjarne Skov Jensen was appointed President of Danisco Seed.

The Vice Presidents Niels Gram (52) and Niels U. Mikkelsen (47) will assume responsibility of the day-to-day management of Danisco Seed.

Niels Gram will be appointed Director of Sales & Marketing with responsibility for sales, product development and the relations with Danisco Seed's foreign business units.

Niels U. Mikkelsen will be appointed Director of Production with responsibility for production plant, operations, process and seed technology development, seed multiplication and treatment as well as staff matters in Denmark.

They will both be reporting to Executive Vice President Agriculture Thomas B. Olsen, Danisco Sugar, who will be in charge of the general management of Danisco Seed's business and strategy development.

Printed Thursday, 23 June 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/frontpage/businessupdate_17_en.htm

9,







21 June 2005

Genencor named best place to work in the U.S.

Only Biotechnology Company to Make GPTW/SHRM Listing for Small and Medium Companies.

Genencor International, a world leader in biotechnology products for industry, was named the Best Place to Work in America for 2005. The list, which ranks the top 50 small- and medium-sized companies, was announced today before 12,000 human resource (HR) professionals at the Society for Human Resource Management's (SHRM) 57th Annual Conference & Exposition in San Diego, California.

Genencor made the list for the second time in a row, beating its 4th place showing last year. As a biotechnology company, Genencor competes for highly educated, skilled workers in a competitive environment. The company was cited this year for its human resources practices which directly contribute to attracting and retaining that workforce to create a sustainable business.

"Genencor is truly unique among U.S. companies of any size," said Robert H. Mayer, Genencor's chief executive officer. "It is a model for innovation, teamwork and productivity—and a direct result of our 'work hard, play hard, change the world' philosophy. Investing in our employees has always been good business for Genencor."

Genencor's ranking is based on surveys of employees at its four U.S. locations in Palo Alto, CA, Rochester, NY, Beloit, WI, Cedar Rapids, IA. With different needs in each community, Genencor tailors its employee benefits and programs to each site.

For example its commute program in the San Francisco Bay Area is frequently cited as one of the best in California and the U.S. for offering free train passes and cars and bicycles that can be used to run errands, etc. Back-up childcare services are provided when normal school or day care is not available for the day. And, programs such as discounts for insurance, on-site dry cleaning and financial planning seminars are offered at many locations.

A hallmark of Genencor's culture in all areas is its celebration of success. "On-the-spot" awards enable employees to reward one another with gift certificates, logo wear and other items for extraordinary efforts. Celebration of last year's 4th place finish included site parties plus an "Its All About You Day" off in September.

The winning organizations will appear in the July issue of HR Magazine, the Society's flagship publication, available at www.shrm.org/hrmagazine and also listed on the GPTWI Web site at www.greatplacetowork.com.

For further information, please contact:

Valerie Tucker, Genencor (Palo Alto), +1 415-806-3114
Angela Blackwell, Genencor (Rochester), +1 585-256-6973

About SHRM

SHRM is the world's largest association devoted to human resource management. Representing more than 185,000 individual members, the Society's mission is both to serve human resource management professionals and to advance the profession. Founded in 1948, SHRM currently has more than 500 affiliated chapters and members in more than 100 countries.

About GPTWI

GPTWI is a research and management consultancy headquartered in San Francisco with affiliate offices in 25 other countries throughout the world. The organization produces other "Best Companies to Work for" lists, including Fortune's "100 Best Companies to Work for"©, which recognizes employers with 1,000 or more employees.

Printed Thursday, 23 June 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/frontpage/pressrelease_320_en.htm

10.

DANISCO

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21 June 2005

Announcement of Results for 2004/05

The acquisitions of Rhodia Food Ingredients (RFI) and Genencor International have provided Danisco with a technology platform that will contribute significant growth going forward.

Notice no. 21/2005
1 May 2004 - 30 April 2005

Product portfolio strengthened

The acquisitions of Rhodia Food Ingredients (RFI) and Genencor International have provided Danisco with a technology platform that will contribute significant growth going forward.

Organic growth of 2% in 2004/05 for Ingredients and Sweeteners was affected by the weak flavour market in Europe.

Sugar was hit by considerable price increases for export licences. Still, profit for the year was delivered as expected.

- EBIT before special items and share-based payments rose 3% to DKK 2,204 million (DKK 2,138 million)
- Operating profit up 9% to DKK 1,949 million (DKK 1,782 million)
  The market value of Danisco shares rose nearly DKK 3.8 billion, which increased expenditure relating to share-based payments, reducing EBIT by DKK 127 million (DKK 30 million), while the acquisition of RFI lifted EBIT by approximately DKK 200 million. Special items amounted to an expense of DKK 128 million against an income of DKK 83 million last year. Operating profit was impacted by the ceasing of goodwill amortisation, which last year amounted to DKK 409 million.
- Profit for the year grew to DKK 1,242 million (DKK 1,009 million)
  Profit for the year before share-based payments came to DKK 1,335 million (DKK 1,032 million), which was within the expected range of DKK 1,300-1,400 million.
- Earnings per share at DKK 25.78 (DKK 27.21)
  Adjusted for share-based payments earnings per share came to DKK 27.64 (DKK 27.64).

Integration of Genencor started

Danisco will support and expand Genencor's position within the production and development of technical enzymes as well as give higher priority to the development of enzymes for food and feed applications. The Health Care activities will be spun off. The future management structure is now taking shape with Robert H. Mayer as CEO.

Outlook for 2005/06

- Revenue expected in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).
- EBITDA before special items and share-based payments forecast in the range of DKK 3,600-3,800 million (DKK 3,168 million).
- EBIT before special items and share-based payments forecast in the range of DKK 2,300-2,500 million (DKK 2,204 million). Special items forecast to adversely impact earnings by about DKK 300-350 million.
- Profit for the year before share-based payments is expected in the range of DKK 1,200-1,300 million (DKK 1,335 million).

Please click here to read the full announcement.

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Printed Friday, 24 June 2005 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_173_en.htm

11.



First you add knowledge...



22 June 2005

The European Commission presents profound sugar reform proposal containing positive elements

Today the Commission has presented the long awaited proposal for a new sugar market regulation.

Notice no. 22/2005

In the months ahead, the 25 EU member countries will discuss the proposal and not until the end of the year, when the EU's agricultural ministers have adopted the final sugar market regulation, will we have the basis for the future sugar industry in Europe.

Executive Vice President, Mogens Granborg, says in a comment to the proposal: 'This is an important step in the long reform process. We consider the Commission's proposal as quite drastic, but also with several positive elements. For instance, it is essential that the proposed sugar market regulation allows for the EU's international obligations, and with validity until 2014/15 the long-term framework for the sugar industry is in place. At the same time the proposed restructuring scheme for the repurchase of quotas is a major improvement on the Commission's previous proposal of a general reduction of the European sugar production, which will also hit efficient producers.'

'The price cut on sugar is bigger than expected, and that could have a negative impact on Danisco Sugar's earnings going forward. However, we consider it likely that changes will be made to the reform proposal during the negotiating process, not least because in its current form the proposal will cause several countries to discontinue beet growing and sugar production. This raises expectations of a more limited price reduction in the final sugar market regulation.'

Market developments will also be decisive for earnings in Danisco Sugar. This year and last year the market has been impacted by an unusually large surplus of sugar because the European Commission did not reduce quotas last year and allowed the new EU members to bring uncontrollable volumes of sugar into the EU. It should be possible to reduce this considerable excess supply of sugar and the resultant price pressure once the market supply is brought down through the suggested restructuring scheme. However, we will most likely see pronounced turbulence during a transitional period.

Danisco has previously announced that a new sugar market regulation could reduce Danisco Sugar's earnings by about 25%, or DKK 250-300 million. This assessment is based on average earnings in the past three years of about DKK 1.1 billion and builds on the European Commission's reform communication from July 2004, suggesting a quota reduction of some 16% and a price reduction of about 33%.

If, contrary to Danisco's expectations, the suggested price cut is maintained in the final sugar market regulation, there is a risk that the downside earnings impact could be stronger than anticipated, and that Danisco Sugar's future earnings level will stabilise around DKK 600-750 million.

Mogens Granborg says:
'We will now analyse the proposal to decide which structural adjustments to implement to reduce the direct effect of the price cuts in Danisco Sugar's production countries, Denmark, Sweden, Finland, Germany and Lithuania. Factory closures and other efficiencies will probably be necessary. However, we

will not make any final decision about this until the Council of Ministers has adopted the new sugar market regulation, probably before the end of the year.'

'We will of course discuss the implications of the reform proposal in the individual countries with our staff, the beet grower organisations and the respective governments.'
'Danisco Sugar has made significant efficiency improvements in the past few years and will continue to be a strong player in the European sugar market and ensure supplies to our solid customer base in Northern Europe as well as develop new markets.'

The above-written has no influence on the outlook for the current financial year, which was communicated in Danisco's Announcement of Results on 21 June 2005.

Yours faithfully
Alf Duch-Pedersen, CEO
Mogens Granborg, Executive Vice President

For further information, please contact:

Mogens Granborg, Executive Vice President, Danisco A/S, tel.: +45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588,
mobile: +45 4011 6695.
Investor Relations, Danisco A/S, tel.; + 45 3266 2912

Highlights of the European Commission's proposal for a new sugar market regulation:

- validity of the sugar market regulation until 2014/15

- a price cut of sugar beet and sugar of 42% and 39%, respectively, to be implemented in two stages,

- a restructuring scheme giving sugar producers wishing to discontinue their sugar production access to sell their quota to the European Commission, which can subsequently cancel the quota to reduce sugar production in Europe; the scheme is financed by a levy on sugar,

- a quota purchasing scheme giving sugar producers who have previously carried on C-sugar production the possibility of buying a total sugar quota of up to 1 million tonnes

- ban on exporting C-sugar

- major restrictions in the EU's possibility of exporting quota sugar

- a subsidy scheme for beet growers compensating them for 60% of their income loss,

The new sugar market regulation is scheduled to take effect as of 1 July 2006.

For further information:
http://europa.eu.int/comm/agriculture/capreform/sugar/index_en.htm

12.





28 June 2005

Genencor launches industry transforming technology for ethanol production

New enzyme technology removes the need for energy-intensive, costly cook step

Genencor International, Inc. announced today the availability of novel enzyme technology for the ethanol industry that could lead to improved energy balance and reduced production costs while obtaining higher output.

The first product from its line of STARGEN™ granular starch hydrolyzing enzymes was introduced this week at the Fuel Ethanol Workshop in Kansas City, MO. The new technology has the potential to pave the way for the emergence of biorefineries.

Until recently, ethanol plants have cooked grains and other feedstocks with thermostable enzymes to begin the process of converting starch to fermentable sugars and ultimately to ethanol.

Genencor's STARGEN™ enzymes include blends of an alpha amylase and a glucoamylase that convert granular or uncooked starch to fermentable sugars on a continuous basis through a simultaneous saccharification and fermentation process.

Some of the potential advantages of this new technology include improved productivity, reduced energy consumption, higher ethanol yields and savings on capital expenses by reducing overall unit operations.

"This new, low energy technology offers the ethanol industry significant added value with fewer processing steps requiring less energy, materials and capital. It should be equally useful to producers to accelerate the development of biobased manufacturing processes and products that require low-cost carbon," said Thomas J. Pekich, president of Genencor International.

"Together, technology advances like STARGEN™ enzymes will lead to a more sustainable environment and lessen dependence on foreign oil."

Genencor has achieved a high level of enzyme expression in industrial production strains while creating an acceptable cost structure for widespread use. Genencor is also evaluating applications of the STARGEN™ technology for use in its other businesses.

For further information, please contact:

Angie Blackwell: +1 585-256-6973 or +1 585-615-9547 (mobile)
To learn more about Genencor's STARGEN enzyme technology, please contact your sales representative or in the U.S. call +1-800-847-5311.

Printed Tuesday, 28 June 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/frontpage/businessupdate_18_en.htm

13.


DANISCO
First you add knowledge...


RECEIVED

30 June 2005

Hans Gregersen new Investor Relations Manager

Danisco is happy to inform you that Hans Gregersen, Enskilda Securities, has decided to join Danisco's IR and Communications Team as Investor Relations Manager.

Working for Enskilda Securities, part of SEB bank, over the last eight years, Hans has been among the most productive analysts and he has won a number of top-rankings for his successful research within the Danish food/beverage and engineering sectors.

After 17 productive years in the brokerage industry, we are pleased that Hans has chosen to pursue his career at Danisco.

Hans is expected to join Danisco around September.

For further information, please contact:
Michael von Bülow, tel. +45 2149 2305

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/pressrelease_321_en.htm

14.


DANISCO

First you add knowledge...

30 June 2005

New Danisco Functional Systems President appointed

Danisco is pleased to announce that Anders Wilhjelm (39) has been appointed President of the Danisco Functional Systems division.

Danisco is pleased to announce that Anders Wilhjelm (39) has been appointed President of the Danisco Functional Systems division as the successor of Ole Søgaard Andersen, recently promoted to Senior Vice President, responsible for global sales and marketing and a member of the Executive Committee.

Anders Wilhjelm will take up his new position as of 1 August and will be based in Brabrand, Denmark.

He has been with Danisco since 1998 and has held several positions, including more than three years as Vice President of Danisco Venture. Anders Wilhjelm is currently Sales Director for the UK/Benelux area. He holds an MSc and an MBA from Sloan MIT.

With his background and personality Anders Wilhjelm will make a major contribution to the future profitable growth of Danisco's Functional Systems business.

For more information, please contact:

Carl Johan Corneliussen, Media Relations Manager, tel.: +45 3266 2926, mobile: +45 2615 2127.

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/june/pressrelease_322_en.htm

15.

DANISCO

First you add knowledge...

5 July 2005

Danisco highlights a practical approach for 'farm to fork' sustainability

Sustainability has rapidly become a key issue within the food industry.

However, according to Danisco, many of those involved in the food chain still struggle to grasp its importance, recognise exactly what it means or know how to implement a practical, effective policy to address this increasingly important area of business.

Danisco A/S, a top performer in the world's most prestigious sustainability indices, is committed to sustainable development, which is why Søren Vogelsang, Vice President for Corporate Sustainable Development, will address the second annual *'Corporate Responsibility in Food and Agribusiness'* conference in London on 29th and 30th September. His paper, 'How to introduce sustainability from farm to fork' will outline Danisco's approach, offer practical advice and highlight examples of sustainability relevant to all sectors of the food industry.

With 9000 employees, Danisco A/S is one of the world's largest producers of food ingredients, its global vision to be the leading supplier of selected food and feed ingredients being focused on the concept of sustainability. Danisco integrates sustainability into every element of its business practices, balancing the requirements of nature, with those of its employees and the public, whilst creating a profit for the benefit of shareholders and wider society.

The company is extremely proud of its sustainability record, which has featured highly in the Dow Jones Sustainability Indices for the Food Industry for three consecutive years. This highlights the effectiveness of systems that the company has developed to protect not only its own reputation and brands but also those of its customers. Danisco's approach to sustainability is based on four pillars of sustainability:

- SHEQ (Safety, Health, Environment and Quality Management, together with Continuous Improvement);
- Product Safety (Food Safety Assessments, HACCP, traceability and value chain management);
- Environmental Ethics (Use of modern biotechnology, including alternative experimental models);
- Social Issues and Business Integrity (Employee Rights, International Society, Security, Compliance and Business Partners).

Danisco, which actively promotes these as part of its internal procedures and audit programmes, has dedicated staff to manage sustainable development, evaluates suppliers in these areas and promotes sustainable development to ensure the delivery of safe, sustainable products to consumers. The success of this policy is confirmed by growing interest from investors and analysts.

In the context of the agricultural industry, sustainability involves the development and production of food with regard to the environmental impact, the production methods used and social responsibility.

Danisco Animal Nutrition's objective is to provide sustainable animal nutrition solutions to meet consumer demand for safe, high quality food at affordable prices, with care and attention to the environment. The company pioneered the development and use of enzymes and betaine in animal nutrition and with offices in the UK, Spain, Denmark, Finland, USA, Singapore and China, plus production

facilities in Denmark and Finland, plays a leading role in the nutrition of poultry, pig and some aqua species.

Sold in more than 60 countries, Danisco Animal Nutrition's products include:

- Avizyme®, Porzyme® and Grindazym™, feed enzyme products which improve the digestibility of pig and poultry feed, resulting in more meat or eggs from less feed, lower feed costs and reduced manure/nitrogen production.
- Phyzyme®, feed enzymes for pigs and poultry based on a novel phytase that is highly efficient at releasing phosphorus from feed ingredients. This provides opportunities to lower feed costs and reduce phosphorus excretion by 30%.
- Betafin®, a highly purified form of betaine extracted from sugar beet, which can reduce feed costs by replacing all added choline chloride and some added methionine in pig and poultry feeds. Betafin also functions as an osmolyte, reducing dehydration and improving gut structure, so increasing nutrient absorption in pigs and poultry. This results in more uniform growth, particularly when the animal is under stress from disease or heat.
- Flavodan™, feed flavours to help optimise feed intake for efficient animal production.

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition, commented: "Sustainability is at the heart of our efforts, which are driven by our customers' key needs, namely food safety, the environment, cost reduction, differentiation and consistency.

"A clear policy to address sustainability and corporate responsibility issues can obviously contribute to business growth. Within Danisco, we believe that our excellent sustainability record differentiates us from our competitors, which is why we continually strive to incorporate sustainability into everything we do."

Further details are available at www.danisco.com/animalnutrition.

For further information, please contact:

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

16,


DANISCO

First you add knowledge...

11 July 2005

Profitable solution to piglet dehydration

Betaine (Betafin®, Danisco Animal Nutrition) derived from sugar beet, is helping pig producers to combat one of the biggest challenges to weaning piglets.

Betaine (Betafin®, Danisco Animal Nutrition) derived from sugar beet, is helping pig producers to combat one of the biggest challenges to weaning piglets. Well-known for its osmolytic properties, betaine reduces the pig's energy requirement for water regulation by entering body cells and retaining water more effectively. This helps the young pig to combat dehydration and gives a return of approximately 10:1 on the investment.

"Trials carried out in the Netherlands and Australia show that pigs fed Betafin use up to 10% less energy to maintain their water balance," explains Dr Gary Partridge, Technical Services Director, Danisco Animal Nutrition. "This saving in energy is used by the pig to increase live weight gain. Collaborative research in the UK between the University of Leeds, Danisco Animal Nutrition and feed producer Primary Diets has shown that Betafin also helps the pig to develop a more robust gut, with greater muscle depth and tensile strength, enhancing its capability to absorb nutrients."

Primary Diets has responded to all this research data by including Betafin in its Pigmune range of feeds.

"Incorporating Betafin into the feed gives piglets the best possible start," explains Paul Toplis, Technical Director of Primary Diets. "It minimises gut damage and the negative effects of dehydration, often linked to bacterial challenge at weaning. In Primary Diet's trials Betafin also helped to improve live weight by 0.3kg, increasing value by £0.15 (€0.22) per pig. One tonne of starter diet feeds about 200 pigs, so the addition of betaine produces an extra £30 (€44) of added value per tonne of feed, representing around a 10:1 return on investment."

For further information, please contact:
Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition. Tel: +44 (0) 1672 517777, Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications. Tel: +44 (0) 1394 610022, Email: julian.cooksley@kendallscom.co.uk

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/july/businessupdate_20_en.htm

17.

DANISCO

First you add knowledge...

11 July 2005

Technical Sales Managers will strengthen Danisco Animal Nutrition's team in Asia

Danisco Animal Nutrition has strengthened its sales team in Asia with the appointment of Technical Sales Managers covering Indonesia and the North, East and North West of China.

Dr Nyoman Loswita, *Technical Sales Manager – Indonesia, gained a degree in* Veterinary Medicine from Udayana University in Bali during 1992 and subsequently worked in various sales and sales management positions within the animal health, poultry equipment and feed additives sectors. Previously General Manager (Poultry Business) for PT Gemilang, Danisco's distributor in Indonesia, Nyoman will significantly enhance the company's sales and marketing capability in what is a key market within South East Asia. Based in Indonesia, he reports to Roy Frederick, Danisco Animal Nutrition's Business Manager for South East Asia, Australia and New Zealand.

Arthur Liu, *Technical Sales Manager* - North China, *received a first degree in* Chemical Engineering from South China University of Science and Technology during 1989 and is currently pursuing a post graduate management degree. With five years experience in a chemical manufacturing plant and 10 years feed additive sales experience in North China, Arthur was previously Assistant Sales Manager for Degussa Feed Additives. His appointment, which forms part of Danisco Animal Nutrition's expansion in China, is expected to significantly increase the company's presence in Northern, Eastern and North Western China. Arthur will be based in Qingdao, Shandong Province, China and report to TC Tan, Danisco Animal Nutrition's Regional Director for Asia Pacific.

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at www.danisco.com/animalnutrition.

For further information, please contact:

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email:andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email:julian.cooksley@kendallscom.co.uk

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/july/businessupdate_19_en.htm

18.

DANISCO

First you add knowledge...

13 July 2005

Genencor named to R&D magazine's Top 100 List for new enzyme technology that reduces the cost of ethanol production

2nd year for company to make the magazine's list of most technological significant products.

Genencor International announced today that it has been selected by R&D Magazine for its list of the Top 100 Technologically Significant Products for 2005.

The company was cited for the development of its new STARGEN™ enzyme that reduces the number of steps and cost of producing ethanol. Last year, Genencor was part of a team that was also listed for its work on technology for converting biomass to ethanol.

'This new, low energy technology offers the ethanol industry significant added value with fewer processing steps that requires less energy, materials and capital." said *Michael V. Arbige, Genencor's senior vice president,* Technology. "Genencor is proud to continue the development of technology advances like STARGEN™ that will lead to a more sustainable environment and reduce dependence on foreign oil.'

Improved productivity

Until recently, ethanol plants have cooked grains and other feedstocks with *thermostable enzymes to begin the process of converting starch to fermentable* sugars and ultimately to ethanol. Genencor's STARGEN™ enzymes is made from blends of an alpha amylase and a glucoamylase that converts granular or uncooked starch to fermentable sugars on a continuous basis through a *simultaneous saccharification and fermentation process. The potential* advantages of this new technology include improved productivity, reduced energy consumption, higher ethanol yields and savings on capital expenses by reducing overall unit operations.

'This honor demonstrates Genencor's long standing commitment to provide differentiated products to Grain Processing markets globally by using our discovery, development and commercial capabilities,' said Thomas J. Pekich, president of Genencor International.

For further information, please contact:

Valerie Tucker, Genencor (Palo Alto), +1 415-806-3114

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/july/pressrelease_324_en.htm





First you add knowledge...

18 July 2005

Significant role for enzymes in AGP-free feeds

Feed enzymes are increasingly being regarded as one key element when working towards a strategy of replacing antibiotic growth promoters in pig diets, according to Danisco Animal Nutrition, a global leader in this proven technology.

Feed enzymes are increasingly being regarded as one key element when working towards a strategy of replacing antibiotic growth promoters in pig diets, according to Danisco Animal Nutrition, a global leader in this proven technology.

"Some of the components in standard pig feed are known to inhibit the digestive process, including fibre fractions in wheat and the so-called 'anti-nutrients' contained in soybean, such as lectins and trypsin inhibitors," explains Dr Gary Partridge, the company's Technical Services Director.

"Targeting these anti-nutrients with feed enzymes such as xylanase and protease improves nutrient release and absorption, at the same time speeding the movement of feed through the small intestine. The net effect is better feed intake, with more nutrients being available for the pig and fewer to fuel the growth of undesirable bacteria in the gut."

Danish producers have been trialling feed enzymes for pigs since antibiotic growth promoters were banned there in 2000. Recent research results presented by the Danish Bacon and Meat Council show positive bottom-line benefits from using a xylanase feed enzyme product (Porzyme®, Danisco Animal Nutrition) in both meal and pellet feeds, and reveal a reduction in the proportion of *Salmonella*-positive pigs in the herd.

Peter Jacobsen, Pig Product Manager at Danish feed group DLG, says: "Enzymes can be effective in all ages of pig to improve diet digestibility and gut health. While other additives claim to have the same effect, none has the consistency of response of certain enzyme products. Danisco's xylanase appears to have particularly positive effects on both coliform bacteria and salmonella in the gut. We've found the enzyme works particularly well in our piglet diets in combination with an acidifier."

According to Danisco Animal Nutrition, as the EU increases its drive to reduce zoonoses, particularly salmonella, feed enzymes are likely to become an increasingly important tool in the pig producer's armoury.

For further information, please contact:
Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition. Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com.

Julian Cooksley, Account Manager, Kendalls Communications. Tel: +44 (0) 1394 610022. Email:julian.cooksley@kendallscom.co.uk.

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/july/businessupdate_21_en.htm



DANISCO

First you add knowledge...

21 July 2005

Xylitol use recommended by the Scottish Intercollegiate Guidelines Network

Scottish Intercollegiate Guidelines Network has included Xylitol recommendations in their section devoted to primary prevention of dental caries.

The Scottish Intercollegiate Guidelines Network (SIGN) was formed in 1993 with the objective to improve the quality of health care for patients in Scotland by reducing variation in practice and outcome, through the development and dissemination of national clinical guidelines containing recommendations for effective practice based on current evidence.

The membership of SIGN includes all the medical specialties, nursing, pharmacy, dentistry, professions allied to medicine, patients, health service managers, social services and researchers.

SIGN has included Xylitol recommendations in their section devoted to primary prevention of dental caries.

Primary prevention of dental caries:

- Keeping children's teeth healthy before disease occurs
- Dietary advice to patients should encourage the use of non-sugar sweeteners, in particular xylitol, in food and drink.
- Patients should be encouraged to use sugar-free chewing gum, particularly containing xylitol, when this is acceptable.

See more on: www.sign.ac.uk

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/july/businessupdate_22_en.htm

EXECUTIVE BOARD


DANISCO

First you add knowledge...



Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 21/2005

Announcement of Results for 2004/05
1 May 2004 - 30 April 2005

21 June 2005

Product portfolio strengthened

The acquisitions of Rhodia Food Ingredients (RFI) and Genencor International have provided Danisco with a technology platform that will contribute significant growth going forward. Organic growth of 2% in 2004/05 for Ingredients and Sweeteners was affected by the weak flavour market in Europe. Sugar was hit by considerable price increases for export licences. Still, profit for the year was delivered as expected.

- **EBIT before special items and share-based payments rose 3% to DKK 2,204 million (DKK 2,138 million)**

- **Operating profit up 9% to DKK 1,949 million (DKK 1,782 million)**
  The market value of Danisco shares rose nearly DKK 3.8 billion, which increased expenditure relating to share-based payments, reducing EBIT by DKK 127 million (DKK 30 million), while the acquisition of RFI lifted EBIT by approximately DKK 200 million. Special items amounted to an expense of DKK 128 million against an income of DKK 83 million last year. Operating profit was impacted by the ceasing of goodwill amortisation, which last year amounted to DKK 409 million.

- **Profit for the year grew to DKK 1,242 million (DKK 1,009 million)**
  Profit for the year before share-based payments came to DKK 1,335 million (DKK 1,032 million), which was within the expected range of DKK 1,300-1,400 million.

- **Earnings per share at DKK 25.78 (DKK 27.21)**
  Adjusted for share-based payments earnings per share came to DKK 27.64 (DKK 27.64).

- **Integration of Genencor started**
  Danisco will support and expand Genencor's position within the production and development of technical enzymes as well as give higher priority to the development of enzymes for food and feed applications. The Health Care activities will be spun off. The future management structure is now taking shape with Robert H. Mayer as CEO.

Outlook for 2005/06

- Revenue expected in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).
- EBITDA before special items and share-based payments forecast in the range of DKK 3,600-3,800 million (DKK 3,168 million).
- EBIT before special items and share-based payments forecast in the range of DKK 2,300-2,500 million (DKK 2,204 million). Special items forecast to adversely impact earnings by about DKK 300-350 million.
- Profit for the year before share-based payments is expected in the range of DKK 1,200-1,300 million (DKK 1,335 million).

KEY FIGURES AND FINANCIAL RATIOS

GROUP		2000/01	2001/02	2002/03	2003/04	2004/05
Income statement in DKK million						
Revenue		23,492	17,666	16,551	16,397	17,835
Operating profit before special items (EBIT)*		2,278	2,308	2,354	2,108	2,077
Amortisation of goodwill etc.		(437)	(399)	(404)	(409)	-
Operating profit		1,841	1,909	1,926	1,782	1,949
Financials, net		(501)	(449)	(350)	(242)	(264)
Profit on ordinary activities before tax		1,340	1,460	1,576	1,540	1,685
Profit on ordinary activities		885	935	1,028	1,009	1,242
Profit for the year		91	935	1,028	1,009	1,242
Cash flows in DKK million						
Cash flow from operating activities		2,182	2,064	1,987	1,667	1,378
Cash flow from investing activities		2,135	566	(1,457)	51	(6,482)
of which investments in intangible assets, net		(65)	(46)	(90)	(106)	(119)
of which investments in property, plant and equipment, net		(1,136)	(754)	(797)	(670)	(695)
Cash flow from financing activities		(3,840)	(2,952)	(798)	(1,811)	5,090
Total cash flow		477	(322)	(268)	(93)	(14)
Balance sheet in DKK million						
Assets		31,956	27,771	26,540	25,307	32,831
Equity attributable to equity holders of the parent		12,774	12,554	11,404	11,612	12,084
Equity		13,054	12,850	11,651	11,900	12,417
Interest-bearing debt, net		11,278	9,182	9,439	8,291	13,847
Invested capital		22,979	19,958	19,443	19,405	27,540
Financial ratios in %						
Operating margin (EBIT)*		9.7	13.1	14.2	12.8	11.6
Return on average invested capital (ROIC) excluding goodwill**		13.2	16.5	18.1	16.0	14.7
Return on average invested capital (ROIC) including goodwill**		8.4	10.3	11.1	9.9	8.9
Return on average equity		6.4	7.1	8.4	8.5	10.1
Financial gearing end of period	Factor	0.9	0.7	0.8	0.7	1.1
Share data						
Average number of shares excluding own shares	'000	57,377	55,734	52,366	49,907	49,584
Diluted average number of shares excluding own shares	'000	57,444	55,795	52,372	49,930	49,860
Diluted number of shares at year-end excluding own shares	'000	56,517	54,447	51,127	49,785	49,300
Earnings per share:						
Basic (EPS)	DKK	14.85	16.15	19.22	19.52	24.04
Diluted (DEPS)	DKK	14.83	16.13	19.22	19.51	23.91
Diluted, amortisation of goodwill added (DEPSAA)	DKK	23.24	24.09	27.72	28.41	23.91
and special items added (DEPSASA)	DKK	23.24	24.09	28.05	27.21	25.78
Diluted cash flow per share	DKK	37.98	36.99	37.94	33.39	27.64
Diluted book value per share (BVPS)	DKK	226	231	223	233	245
Market price per share	DKK	292	283	243	294	374
Dividends paid in the financial year	DKK million	344	339	314	311	323
Buyback of own shares	DKK million	292	603	864	356	300
Total payout to shareholders	DKK million	636	942	1,178	667	623
Other data						
Average number of employees		14,680	9,105	8,356	8,440	9,235

*) For 2003/04 and prior years, when goodwill was amortised, the key figure is identical with EBITA.
**) Invested capital includes DKK 5,396 million related to Genencor International, Inc. Genencor is not included in the income statement. Genencor's share of the invested capital is not included in the calculation of the key figure.

See definition of key figures and financial ratios on page 26.

Ingredients and Sweeteners

DKK million	Q4 2003/04	**Q4 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q4	Change % YTD
Revenue						
- Texturant products	1,002	**1,121**	3,880	**4,318**	12	11
- Speciality products	828	**1,024**	3,195	**4,000**	24	25
- Sweeteners	430	**403**	1,567	**1,547**	(6)	(1)
Group eliminations	4	**7**	11	**10**		
Total	2,264	**2,555**	8,653	**9,875**	13	14
EBIT	341	**365**	1,235	**1,365**	7	11
EBIT margin	15.1	**14.3**	14.3	**13.8**	(5)	(3)

- **Organic growth was 2%**
- **Growth platform expanded by acquisition of Genencor**
- **Rhodia integration progresses ahead of expectations**

Due to difficult market conditions in the flavour market organic growth was below the expectation announced at the beginning of the financial year, and the EBIT margin was also under pressure. The lower growth that we are witnessing in the ingredients market, notably in Europe, has created acquisition opportunities, and Danisco has been a significant player over the past year.

RFI boosted revenue by about DKK 1,300 million

Revenue grew 14% to DKK 9,875 million (DKK 8,653 million). The development in exchange rates had a DKK 225 million or 3% adverse impact on revenue. Currency-adjusted growth therefore came to 17%, chiefly reflecting the acquisition of Rhodia Food Ingredients (RFI) last year, which boosted revenue by about DKK 1,300 million or 15%. Adjusted for the weak flavour market in Europe in particular, organic growth would have been approximately 3%.

EBIT in line with expectations

EBIT of DKK 1,365 million (DKK 1,235 million) was within the range of DKK 1,350-1,400 million expected at the Q3 announcement. The acquisition of RFI in May 2004 boosted EBITDA (11 months) by about DKK 250 million and EBIT by about DKK 200 million. Had exchange rates remained unchanged from 2003/04, EBIT would have come out DKK 33 million higher or at nearly DKK 1,400 million.

EBIT margin below long-term target of 15%

The EBIT margin reached 13.8% (14.3%). Notably, the flavour division's margin has been under pressure. The level was below our long-term target of an EBIT margin of 15%. Adjusted for the development in the flavour division, the margin would have increased on 2003/04, and been in line with our long-term target.

The acquisition of the remaining 58% of Genencor International Inc. secures Danisco's technology platform going forward. So far steps have been taken to spin off Genencor's Health Care activities. The major part of the business will be within technical enzymes, and Danisco will contribute to further developing this area. Focus is also on the development and

production of bio-ingredients with food and feed applications being given higher priority.

Product areas

Texturant products

Sales prices impacted by increase in raw material prices

The business area for emulsifiers, stabilisers and functional systems recorded organic growth of 3%. This covers a 1% drop in sales volumes and, accordingly, higher sales prices due to higher raw material prices. The North American market progressed in particular. The Asian market also recorded strong growth except within functional systems where some customers still prefer to undertake blending themselves, and prices have been under pressure.

First orders for SOFT-N-SAFE

Since the launch of GRINDSTED®SOFT-N-SAFE in early 2005, our expectation that this area offers a big potential has been confirmed. The first orders have been landed and we expect to receive more orders in the coming financial year; however, experience tells us that customers hesitate to switch ingredients. The sales potential is estimated at hundreds of millions over the next few years.

Speciality products

Strong growth in Cultures

Speciality products (flavours, cultures, enzymes etc.) recorded organic growth of 0%. Currency-adjusted growth surged 28% due to the acquisition of RFI. Danisco's original culture activities generated 22% growth for the year driven by the synergies from the integration of RFI.

RFI synergies ahead

RFI including stabilisers, protectants etc. boosted revenue by about DKK 1,300 million and contributed some DKK 200 million to EBIT. Accordingly, the margin was above the general average of Ingredients and Sweeteners. We estimate that the DKK 150 million announced synergies that are anticipated to make an impact over a three-year period are slightly ahead of expectations.

Flavours hit in several ways

The flavour division was hard hit first by the cold summer in Europe last year and subsequently by declining citrus and vanilla prices. The flavour division therefore contributed negative growth of 8% in 2004/05. But for these unusual adverse conditions, the EBIT margin for Ingredients and Sweeteners would have been in line with the financial target of an EBIT margin of at least 15%. In order to improve the cost structure, as previously announced, the division has embarked on an extensive restructuring programme expected to cost DKK 100 million and reduce costs by DKK 75 million. So far the programme has resulted in a reduction of sites from 16 to 12. The remaining part of the programme is expected to be implemented in the first half of 2005/06. The flavour division remains an integral part of Danisco's business model and the aim is unchanged: also making Danisco a major flavour business.

Restructuring to continue in 2005/06

Sweeteners

Negative growth in Q4

Sweeteners recorded organic growth of 1%. Organic growth was negative by 4% in Q4, which is attributable to robust sales for low-carb applications in North America in Q4 last year. There have been fewer product launches within the low-carb segment, which has dampened sales of Litesse®. On the other hand, xylitol is now being used in a growing number of applications both in North America and Japan. Nonetheless, sweetener

sales volumes declined by 3%. The improved price/volume mix had a positive impact on margin development.

Geographic markets

Europe

Negative growth in Europe

With negative organic growth of 2%, Europe remains our most difficult market. Adjusted for the cold summer of 2004, which hit the flavour business particularly hard, growth would have been flat. Sales of stabilisers gained momentum towards the end of the year, and the high season for the production of e.g. ice cream is now clearly approaching. Generating 9% growth, Russia was one of the countries where we recorded strongest growth. Sales of cultures grew firmly driven by underlying market growth and the synergies realised from the integration of RFI.

North America

Excellent progress of emulsifiers and cultures

Organic growth was flat. Sales of emulsifiers and, notably, cultures advanced sharply, and growth in Animal Nutrition was driven by sales of new enzymes. The flavour division – lately hit by declining citrus prices, which has adversely impacted customers' buying patterns – pulled in the opposite direction. The low-carb wave has peaked and the number of product launches has declined with a negative impact on growth in sales of sweeteners. Organic growth was negative by 6% in Q4 due to a very strong Q4 last year, which was driven by excellent sales for low-carb products.

Latin America

Latin America is one of Danisco's growth markets. Organic growth was 9% with texturant activities making a significant contribution to growth, as did sales of cultures with the market for probiotic drinking yoghurt continuing to grow.

Asia-Pacific

16% organic growth in China

Almost all business areas in Asia-Pacific performed well. Only functional systems were under pressure due to keener price competition and de-blending by some customers. Organic growth reached 7%, including 16% organic growth in China. Business volumes in China are growing rapidly. We initiated production of xanthan gum and entered into a joint venture for the production of xylitol in the year ended.

Q4

Revenue came to DKK 2,555 million (DKK 2,264 million) in Q4. Currency-adjusted growth was 15%, which is solely attributed to the acquisition of RFI. Organic growth therefore came to 0%. Only texturant products generated growth in the period, chiefly owing to stabilisers. EBIT reached DKK 365 million (DKK 341 million). Adjusted for exchange-rate movements since last year, EBIT would have been DKK 370 million. The EBIT margin reached 14.3% versus 15.1% last year. Q4 of last year was boosted by sales of sweeteners for low-carb products. In addition, the margin performance was impacted by lower profits in the flavour division.

Sugar

DKK million	Q4 2003/04	**Q4 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q4	Change % YTD
Revenue	2,174	**2,360**	7,941	**8,155**	9	3
EBIT	309	**257**	1,107	**1,035**	(17)	(7)
EBIT margin	14.2	**10.9**	13.9	**12.7**	(23)	(9)

- **Considerable increase in sugar exports out of EU**
- **Changed consumption patterns affected sales unfavourably**
- **EBIT margin under pressure**

The European sugar market was impacted negatively by a number of factors in the year ended. Danisco has only in part been able to offset this impact via increased exports, but at lower prices than normally.

Growing volumes secure growth

Revenue from sugar sales etc. rose 3% to DKK 8,155 million (DKK 7,941 million) in 2004/05. The increase is mainly due to increased sales volumes, with sugar exports being particularly large. The higher exports were a result of lower sales to the home market, which was unfavourably affected by the cold summer in 2004 and the intensified obesity debate, which especially hit sugar sales to the beverage industry. Sales in Lithuania were also impacted negatively in the wake of the large speculative sugar inventories at the time of its EU membership in the spring of 2004. However, the profit from Lithuania was higher than usual due in part to lower cost prices.

Inventory write-down

EBIT of DKK 1,035 million (DKK 1,107 million) was below the earlier announced expectation of EBIT in the range of DKK 1,050-1,100 million. The expectation reflected the difficult market conditions subsequent to the accession of 10 new EU members last year. However, it has been necessary to write down inventories on account of the currently low export prices.

Higher exports squeeze margin

The EBIT margin fell to 12.7% (13.9%) – a trend that gained over the year as exports represented a growing share of total sales. Rising prices for export licenses meant that the EBIT margin for export sugar was significantly lower than in prior years.

Restructuring in Lithuania

In response to the growing competition and to prepare for the post-2006 market situation in Europe, Danisco has decided to optimise the production structure in Lithuania. Production will now be concentrated in two factories instead of three and 130 employees have regrettably been made redundant. The restructuring only has limited effect on expectations for 2005/06.

Q4

Revenue in Q4 grew 9% to DKK 2,360 million (DKK 2,174 million).The increase is due to significantly higher exports of sugar. EBIT of DKK 257 million (DKK 309 million) was considerably below last year's level and is attributable to lower prices of export sugar and inventory write-down.

Innovation

In the last three years Danisco has engaged in a number of activities for improving the quality of industrially produced foods in Asia. This is now resulting in new recipe proposals including Danisco ingredients to the Asian food industry, e.g. to improve the quality of industrially mass-produced bread and noodles.

Encapsulation enhances nutrition and functionality

A new pilot plant has been installed at our Grindsted site providing possibilities to control the release of nutritional and functional ingredients in food products using Danisco's knowledge on encapsulation. This may lead to increased nutritional quality or shelf life without further additions of preservatives.

Genencor acquisition creates new opportunities

Danisco collaborates with Genencor to upscale the newly developed and patented lipase, which was Self-GRAS approved (generally regarded as safe) in the US in late May. The Genencor acquisition rolls out a series of new possibilities in the whole biotech area in support of Danisco's position as the world's leading supplier of bio-ingredients to the food industry.

Our innovation activities in South-east Asia will be merged into one unit in Singapore at an investment of DKK 15 million.

Danisco Venture

In the year ahead, we wil continue developing the existing portfolio companies and uphold our active investment policy. Net investments are therefore expected to be in line with or slightly above the level for 2004/05, and as a consequence we do not expect to exhaust the DKK 500 million investment pool before 2006 as originally planned. Investment opportunities in relevant business ideas remain good, and Danisco Venture will continue the proactive search while bearing in mind that the quality of investments is more important than the number and size of investments. Almost all the portfolio companies collaborate with Danisco in order to enhance their own and Danisco's developments.

TMI-Europe improves food safety

Danisco Venture has invested in the French company TMI-Europe, which develops products and systems for improving food safety, thereby increasing the number of portfolio companies to nine. Collaborations have been initiated between TMI-Europe and Danisco in relation to our existing food safety activities. For further description: www.daniscoventure.com

Sustainability

New Sustainability Report for 2004

Recognising the distance between financial accounting and environmental management, Danisco is initiating a pilot project for the use of Environmental Management Accounting, which focuses on environmental expenditure. The project will be conducted during Q1 of 2005/06. Our intent by linking management accounting with the environmental area is to improve corporate environmental and economic performance.

We have reviewed the sustainability activities of Genencor in connection with the integration into the Danisco organisation.

Danisco will be publishing its fourth report on sustainability in August, covering the calendar year 2004.

Corporate Governance

Danisco continued the extensive efforts within corporate governance. The procedures for the Board of Directors' transaction of remuneration, nomination and audit matters have been made public. Since corporate governance is a rapidly developing area at the moment, we will continuously review our practices in the area. Developments may be followed at our website: www.danisco.com.

Special items

Special items amounted to an expense of DKK 128 million against last year's income of DKK 83 million. Ingredients and Sweeteners recorded a total expense of DKK 193 million, relating to the integration of RFI and the restructuring of Flavours. The restructuring will continue into the next financial year, and the announced DKK 100 million expense will therefore also affect 2005/06. This explains why special items for 2004/05 did not reach the estimated expense of DKK 175 million. Special items also include the DKK 65 million gain from the Q1 sale of Sugar's oilseed rape activities.

Associates

This year's income from associates solely derived from Genencor, which contributed profit after tax of DKK 45 million. Last year's income of DKK 50 million included DKK 5 million from other undertakings and was moreover adversely impacted by goodwill amortisation of DKK 35 million. In reality, the income from Genencor has declined by DKK 35 million.

Genencor is included as from 30 April as a wholly owned subsidiary, adding DKK 5.4 billion to invested capital compared to last year. In 2005/06, Genencor will be included in the Ingredients segment.

Investments

Consolidated investments in property, plant and equipment as well as intangibles totalled DKK 876 million (DKK 1,021 million). Ingredients and Sweeteners represented DKK 665 million (DKK 569 million) and Sugar DKK 198 million (DKK 413 million). Sale of property, plant and equipment as well as intangibles amounted to DKK 62 million (DKK 245 million). Net cash flow from investments was DKK 814 million (DKK 776 million). To this comes acquisition of businesses and activities of DKK 5,908 million, which covers the investments in mainly RFI and Genencor.

Cash flow

Operating cash flow lower than last year

Cash flows from operating activities of DKK 1,378 million (DKK 1,667 million) were negatively affected by the lower share of profit before amortisation of goodwill compared with last year. At the same time Ingredients and Sweeteners had more funds tied up in inventories due to strategic inventory building and higher prices for some raw materials. The acquisition of RFI also added to the funds tied up due to an increase in trade receivables. Increased exports of sugar notably in Q4 increased receivables. Danisco made acquisitions for close to DKK 6 billion, with RFI representing DKK around 2.3 billion and Genencor around DKK 3.5 billion.

Financials

Net interest-bearing debt increased to DKK 13,847 million (DKK 8,291 million) chiefly due to the acquisitions of RFI and Genencor. Net financial expenses totalling DKK 309 million (DKK 292 million) were largely at level with last year. Equity rose to DKK 12,417 million (DKK 11,900 million) attributable to profit for the year of DKK 1,242 million. Equity was reduced by exchange rate adjustments totalling DKK 192 million and share buybacks and dividends paid totalling DKK 623 million.

Tax

Tax on profit for the year was DKK 422 million, add to this adjustment of prior-year taxes of DKK 21 million, in total corresponding to an effective tax rate of 27% (28%). Tax paid in the year amounted to DKK 563 million (DKK 558 million).

Accounting policy change

IFRS 2 and IFRS 3 implemented

Changes in accounting principles have affected the income statement at three instances: 1) Goodwill amortisation, which came to DKK 409 million last year, has ceased. 2) Share-based payments are now charged on a current basis, and Danisco's share price increase has resulted in a DKK 127 million (DKK 30 million) book expense impact on EBIT. 3) The ceasing of goodwill amortisation also raised income from associates by DKK 35 million.

Dividend policy

Danisco aims to ensure the necessary shareholders' equity for the Company's operations and development and to distribute surplus capital in the form of share buybacks and dividend payments out of profit for the year. Share buybacks are subject to Danisco's acquisitions, profit for the year and capital structure.

Dividend is proposed to be DKK 6.75 per share (DKK 6.50), a total of DKK 330 million (DKK 323 million). The value of share buybacks in the year ended was DKK 300 million.

Own shares

Danisco A/S' Board of Directors decided to launch a share buyback programme on 27 January 2005 under which Danisco would buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005 with the purpose of reducing Danisco's share capital. At the end of the buyback programme at 30 April 2005, Danisco had bought back 787,024 own shares for an amount of DKK 299,999,670 corresponding to 1.58% of the share capital. Please see Stock Exchange Notice of 2 May 2005.

The holding of own shares constituted 786,750 shares at 30 April, as it had been necessary to use 274 shares for the redemption of employee share options.

Share-based payments

The Board of Directors decided to grant the Executive Board and senior managers, totalling some 100 persons, 400,000 share options. The share options entitle the holder to buy shares from the Company at a price that corresponds to the average share price of 10 trading days in the period 15 June 2005 up to and including 28 June 2005 with a premium of 10% added. The options cannot be exercised before three years after allocation and must be exercised no later than six years after allocation. According to the Black & Scholes model, the theoretical value of the programme can be calculated at around DKK 22 million (estimated parameters: life: 4.5 years, volatility: 17.0%, dividend: DKK 6.75, interest rate: 3.50%).

In the year ended, 789,982 options were exercised of the programme issued in 2000. The Executive Board exercised 226,482 options corresponding to its total allocation in 2000. The option programme has now expired. The exercise of share options resulted in a realised expense of DKK 52 million in the financial year, of which DKK 11 million concerns the Executive Board.

The total amount expensed in relation to recognition at fair value of all Danisco's share option and warrant programmes under IFRS 2 (Share-based payments) was DKK 127 million.

The total remaining number of share options and warrants under Danisco's programmes for share-based payments are 1,873,937, corresponding to 3.8% of the share capital.

Financial targets

We aim continuously to increase earnings per share (before special items) and to have a capital structure where net interest-bearing debt over time equals equity.

Danisco is committed to achieving organic growth in the Ingredients segment in the long term exceeding market growth by 30-50%. The long-term target for the operating margin (operating profit before special items, EBIT) in Ingredients is at least 15%. For acquisitions in Ingredients, we seek to ensure that return on investment will exceed the weighted average capital cost (WACC) no later than in the third full financial year after the acquisition.

In the Sugar segment, the target is to continue to optimise the cash flow.

Outlook for 2005/06

Acquisition of Genencor International Inc.
We expect Genencor to contribute DKK 2.4 billion to Danisco's revenue in 2005/06, and Genencor Bioproducts to contribute around DKK 500 million to Danisco's EBITDA, which is in line with fiscal 2004 adjusted for non-recurring income, and around DKK 200 million to Danisco's EBIT. This includes an amount of approximately DKK 75 million as amortisation on the part of the purchase amount that is currently estimated to relate to patents. Genencor's Health Care activities are being spun off and will therefore be included under special items.

In the course of the next three years we expect to realise sales and costs synergies of up to DKK 200 million, which will mainly be obtained in the last part of the three-year period on account of major investments in developing the company's product portfolio already in 2005/06. Coupled with Genencor's own growth forecast this means that return on invested capital in the third full year after the acquisition is expected to exceed the capital cost (WACC) of 7.5%, thereby fulfilling our financial targets. Adding the expected synergies to Genencor's own EBITDA for 2005/06 gives an implied multiple on invested capital of just under 8 times.

Change of segment name
In connection with the acquisition of Genencor, the Ingredients and Sweetener segment will change its name to the Ingredients segment.

Special items
Special items net are expected in the range of DKK 300-350 million, chiefly relating to the integration and restructuring of Genencor, with the major part being incurred in the first six months of the financial year, broken down as follows: Genencor around DKK 300 million, Flavours around DKK 30 million, Rhodia Food Ingredients around DKK 55 million and reversal of DKK 60 million provision concerning sale of business.

Assumptions
Outlook for 2005/06 is based on a DKK/USD exchange rate of DKK 5.87, with the average rate in 2004/05 being DKK 5.88. The interest rate level is expected to be in line with forward interest rates in 2005/06, which is slightly over the level in 2004/05.

Revenue
Revenue is expected to be in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).

Ingredients revenue is expected to be in the range of DKK 12.5-13.5 billion (DKK 9.9 billion). Revenue in Sugar is expected to be in the range of DKK 8.0-8.5 billion (DKK 8.2 billion).

EBITDA before special items and share-based payments
Consolidated EBITDA is expected in the range of DKK 3,600-3,800 million (DKK 3,168 million).

For Ingredients, EBITDA is expected in the range of DKK 2,500-2,600 million (DKK 1,879 million). EBITDA in Sugar is expected in the range of

DKK 1,250-1,350 million (DKK 1,463 million). The expected earnings decline in Sugar is due to considerable price increases for export licenses.

EBIT before special items and share-based payments
Consolidated earnings (EBIT) are expected in the range of DKK 2,300-2,500 million (DKK 2,204 million).

For Ingredients, earnings (EBIT) are expected in the range of DKK 1,650-1,750 million (DKK 1,365 million). Earnings (EBIT) in Sugar are expected in the range of DKK 850-950 million (DKK 1,035 million). The expected earnings decline in Sugar is due to considerable price increases for export licenses.

Profit for the year
Profit for the year before expense of share-based payments but after deduction of special items of up to DKK 200 million net of tax is expected in the range of DKK 1,200-1,300 million (DKK 1,335 million).

USD sensitivity
In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2003/04 and 2004/05 and on a translation assumption. The figures include Genencor. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD related currencies causes a change in full-year revenue of the order of DKK 900-950 million and earnings (EBIT) in the range of DKK 125-150 million.

Proposals for the Annual General Meeting

The Annual General Meeting will be held on Thursday 25 August 2005 at 4:00 pm at Bella Center, Center Boulevard 5, Copenhagen S, Denmark.

The agenda for the AGM will be included in the invitation to the AGM, which will be published and sent to shareholders in mid-August.

The Board of Directors proposes:

- that a dividend of DKK 6.75 per share be paid (DKK 6.50),equalling around the same total dividend payout as in 2003/04
- that the holding of own shares at 30 April 2005, 786,750 shares, be cancelled
- that in the period up to next year's Annual General Meeting the Board of Directors shall be empowered to let the Company purchase own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%
- that two new secondary names be added to the Articles of Association of the Company

Danisco's publications

Our virtual Annual Report and Sustainability Report for 2004/05 will be available at our website www.danisco.com by early July. The printed Annual Report will be available in early August along with our new profile brochure and the printed Sustainability Report for 2004.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Information meeting

Information meeting today at 3 pm

This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3:00 pm can be followed on the above website.

21 June 2005

Anders Knutsen, Chairman of the Board of Directors   Alf Duch-Pedersen, CEO

Financial calendar

22 August	2005	IR quiet period for Q1
25 August	2005	Annual General Meeting 2005
19 September	2005	Q1 results (May-July)
24 November	2005	IR quiet period for H1
15 December	2005	H1 results (May-Oct.)
17 February	2006	IR quiet period for 9M
20 March	2006	9M results (May-Jan.)
30 April	2006	Financial year ends
20 May	2006	IR quiet period for 2005/06
20 June	2006	Results for 2005/06
22 August	2006	IR quiet period for Q1
24 August	2006	Annual General Meeting 2006
19 September	2006	Q1 results (May-July)

For further information, please contact:

Investor Relations, tel.: + 45 3266 2912, investor@danisco.com
Media Relations tel.: + 45 3266 2913, info@danisco.com

INCOME STATEMENT 1 May 2004 - 30 April 2005

PARENT COMPANY			GROUP	
2003/04	**2004/05**	DKK million	2003/04	**2004/05**
5,784	6,054	Revenue	16,397	17,835
(4,103)	(4,468)	Cost of sales	(11,067)	(12,084)
1,681	**1,586**	**Gross profit**	**5,330**	**5,751**
(299)	(305)	Research and development costs	(460)	(557)
(527)	(569)	Distribution and sales costs	(1,792)	(2,031)
(403)	(400)	Administrative expenses	(997)	(1,015)
47	41	Other operating income	119	119
(43)	(39)	Other operating expenses	(62)	(63)
(17)	(66)	Share-based payments	(30)	(127)
439	**248**	**Operating profit before special items (EBIT)**	**2,108**	**2,077**
50	42	Special items	83	(128)
(13)	-	Amortisation of goodwill	(409)	-
476	**290**	**Operating profit**	**1,782**	**1,949**
704	584	Results of investments in subsidiary undertakings	.	.
2	-	Results of investments in associates	50	45
16	4	Results of investments and securities	17	4
368	549	Financial income	211	343
(453)	(619)	Financial expenses	(520)	(656)
1,113	**808**	**Profit before tax**	**1,540**	**1,685**
(104)	(9)	Tax on profit	(530)	(422)
(1)	(18)	Adjustment of tax for previous years	(1)	(21)
1,008	**781**	**Profit for the year**	**1,009**	**1,242**
		Distribution of profit:		
.	.	Profit for the year attributable to minority interests	35	50
1,008	781	Profit for the year attributable to equity holders of the parent	974	1,192
1,008	781		1,009	1,242
		Basic earnings per share (EPS) DKK	**19.52**	**24.04**
		Diluted earnings per share (DEPS) DKK	**19.51**	**23.91**

The Board of Directors proposes that a dividend for the year of DKK 6.75 per share (2003/04 DKK 6.50 per share) be adopted by the Annual General Meeting.

BALANCE SHEET at 30 April 2005

PARENT COMPANY		ASSETS	GROUP	
30 April 2004	**30 April 2005**	DKK million	30 April 2004	**30 April 2005**
		Fixed assets		
		Intangible assets		
65	453	Goodwill	5,822	10,878
242	500	Other intangible assets	418	733
307	**953**	**Total**	**6,240**	**11,611**
		Property, plant and equipment		
996	988	Land and buildings	2,548	3,152
1,604	1,556	Plant and machinery	4,891	5,502
124	131	Fixtures, fittings, tools and equipment	254	375
84	83	Prepayments and assets under construction	289	400
17	15	Leased plant and equipment	18	15
2,825	**2,773**	**Total**	**8,000**	**9,444**
		Investments		
16,233	17,495	Investments in group enterprises	.	.
-	4,470	Receivables from group enterprises	.	.
1	37	Investments in associates	2,126	42
90	82	Other investments and securities	108	113
-	-	Pension assets	37	99
-	-	Deferred tax assets	187	192
1	1	Other financial assets	16	188
16,325	**22,085**	**Total**	**2,474**	**634**
19,457	25,811	**Fixed assets total**	16,714	21,689
		Current assets		
		Inventories		
189	258	Raw materials and consumables	1,028	1,305
107	101	Work in progress	373	553
1,216	1,203	Finished goods and goods for resale	3,626	4,161
1	-	Prepayments for goods	66	62
1,513	**1,562**	**Total**	**5,093**	**6,081**
		Receivables		
528	681	Trade receivables	2,570	3,408
4,598	5,388	Receivables from group enterprises	.	.
-	11	Receivables from associates	-	11
225	208	Other receivables	555	800
29	14	Prepayments	71	113
5,380	**6,302**	**Total**	**3,196**	**4,332**
3	9	Cash and cash equivalents	304	729
6,896	**7,873**	**Current assets total**	**8,593**	**11,142**
26,353	**33,684**	**Assets total**	**25,307**	**32,831**

BALANCE SHEET at 30 April 2005

PARENT COMPANY		EQUITY and LIABILITIES	GROUP	
30 April 2004	**30 April 200**	DKK million	30 April 2004	**30 April 2005**
		Equity		
1,021	994	Share capital	1,021	994
8,870	9,069	Other reserves	10,591	11,090
9,891	10,063	**Equity attributable to equity holders of the parent**	11,612	12,084
.	.	**Minority interests**	288	333
9,891	**10,063**	**Equity total**	**11,900**	**12,417**
		Liabilities		
		Non-current liabilities		
226	205	Mortgage debt	229	205
5,495	5,853	Other credit institutions	5,573	5,912
4	3	Capitalised lease obligations	4	64
12	34	Other debt	29	49
-	-	Provision for pensions	237	330
643	646	Provision for deferred tax	1,395	1,328
145	75	Other provisions	234	273
6,525	**6,816**	**Total**	**7,701**	**8,161**
		Current liabilities		
16	15	Mortgage debt	17	15
2,723	7,917	Other credit institutions	2,771	8,249
1	1	Capitalised lease obligations	1	6
243	308	Trade payables	974	1,260
6,093	7,645	Amounts owed to group enterprises	.	.
95	10	Corporation tax	271	378
662	806	Other payables	1,505	2,194
8	24	Deferred income	19	43
96	79	Other provisions	148	108
9,937	**16,805**	**Total**	**5,706**	**12,253**
16,462	**23,621**	**Liabilities total**	**13,407**	**20,414**
26,353	**33,684**	**Equity and liabilities total**	**25,307**	**32,831**

CHANGES IN EQUITY

PARENT COMPANY

DKK million	Share capital	Other reserves	Total equity
Equity at 1 May 2003	1,064	10,356	**11,420**
Changed accounting policy			
Share based payments	.	(16)	**(16)**
Subsidiary undertakings to costprice	.	(1,907)	**(1,907)**
Associated undertakings to costprice	.	9	**9**
Restated balance at 1 May 2003	1,064	8,442	**9,506**
Profit for the year	.	1,008	**1,008**
Other movements in equity	.	44	**44**
Total recognised income and expense for the year	.	**1,052**	**1,052**
Reduction of share capital through cancellation of own shares	(43)	43	-
Dividends paid	.	(311)	**(311)**
Buyback of own shares	.	(356)	**(356)**
Equity at 30 April 2004	**1,021**	**8,870**	**9,891**
Profit for the year	.	781	**781**
Other movements in equity	.	13	**13**
Total recognised income and expense for the year	.	**794**	**794**
Reduction of share capital through cancellation of own shares	(27)	27	-
Dividends paid	.	(323)	**(323)**
Buyback own shares	.	(300)	**(300)**
Sale of own shares	.	1	**1**
Equity at 30 April 2005	**994**	**9,069**	**10,063**

The Board of Directors proposes that a dividend for the year of DKK 6.75 per share (2003/04 DKK 6.50 per share) be adopted by the Annual General Meeting. No dividend is distributed on own shares.

GROUP

DKK million	Share capital	Other reserves	Total	Minority interests	Total equity
Equity at 1 May 2003	1,064	10,356	**11,420**	247	**11,667**
Changed accounting policy, share based payments	.	(16)	**(16)**		**(16)**
Restated balance at 1 May 2003	1,064	10,340	**11,404**	247	**11,651**
Profit for the year	.	974	**974**	35	**1,009**
Exchange rate adjustment of foreign group enterprises and associates	.	(183)	**(183)**	.	**(183)**
Hedging of future transactions	.	11	**11**	.	**11**
Other movements in equity	.	73	**73**	(1)	**72**
Total recognised income and expense for the year	**-**	**875**	**875**	**34**	**909**
Reduction of share capital through cancellation of own shares	(43)	43	**-**	.	**-**
Dividends paid	.	(311)	**(311)**	.	**(311)**
Buyback of own shares	.	(356)	**(356)**	.	**(356)**
Additions due to new activities	.	.	**.**	7	**7**
Equity at 30 April 2004	**1,021**	**10,591**	**11,612**	**288**	**11,900**
Profit for the year	.	1,192	**1,192**	50	**1,242**
Fair value adjustment in relation to purchase of Genencor	.	58	**58**	.	**58**
Exchange rate adjustment of foreign group enterprises and associates	.	(192)	**(192)**	.	**(192)**
Hedging of future transactions	.	(14)	**(14)**	.	**(14)**
Other movements in equity	.	50	**50**	(39)	**11**
Total recognised income and expense for the year	**-**	**1,094**	**1,094**	**11**	**1,105**
Reduction of share capital through cancellation of own shares	(27)	27	**-**	.	**-**
Dividends paid	.	(323)	**(323)**	.	**(323)**
Buyback of own shares	.	(300)	**(300)**	.	**(300)**
Sale of own shares	.	1	**1**	.	**1**
Additions due to new activities	.	.	**.**	34	**34**
Equity at 30 April 2005	**994**	**11,090**	**12,084**	**333**	**12,417**

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2004	1,384,500	27,690	2.71
Redemption of share options	(4,500)	(90)	(0.01)
Holding at the AGM	1,380,000	27,600	2.70
Reduction of share capital	(1,380,000)	(27,600)	(2.70)
Holding after share capital reduction	-	-	-
Redemption of share options	(274)	(5)	-
Purchase after the AGM	787,024	15,740	1.58
Holding at 30 April 2005	786,750	15,735	**1.58**

At the annual general meeting on 26 August 2004, the share capital was reduced by a nominal value of DKK 27.6 million to a value of DKK 993.8 million through cancellation of own shares.
The market value of own shares at 30 April 2005 was DKK 294 million (2003/04 DKK 407 million). The purchase amount of own shares this year was DKK 300 million (2003/04 DKK 356 million).
The Board of Directors will submit a proposal to the Annual General Meeting to be held on 25 August 2005 to reduce Danisco A/S' share capital by the holding of own shares.

CASH FLOW STATEMENT 1 May 2004 - 30 April 2005

DKK million	GROUP 2003/04	**2004/05**
Cash flow from operating activities		
Profit for the year	1,009	1,242
Adjustments	1,978	1,457
Change in inventories	(230)	(217)
Change in receivables	(290)	(638)
Change in trade payables etc.	26	409
Change in working capital	(494)	(446)
Result from other investments and securities	17	4
Interest and dividends received	184	167
Interest paid	(469)	(483)
Corporation tax paid	(558)	(563)
Cash flow from operating activities	**1,667**	**1,378**
Cash flow from investing activities		
Purchase of undertakings and activities	(42)	(5,908)
Amount payable concerning purchase of activity	-	178
Sale of undertakings and activities	-	65
Purchase of property, plant and equipment	(868)	(757)
Sale of property, plant and equipment	198	62
Purchase of intangible assets	(153)	(119)
Sale of intangible assets	47	-
Change in financial assets, net	869	(3)
Cash flow from investing activities	**51**	**(6,482)**
Cash flow from financing activities		
Change in financial liabilities	(1,142)	5,751
Buyback of own shares, net	(356)	(299)
Dividends paid	(311)	(323)
Change in minority interests	(2)	(39)
Cash flow from financing activities	**(1,811)**	**5,090**
Decrease/increase in cash and cash equivalents	**(93)**	**(14)**
Cash and cash equivalents at 1 May	408	304
Exchange adjustment of cash and cash equivalents	(11)	(8)
Transferred from associates	-	447
Cash and cash equivalents at 30 April	**304**	**729**

BUSINESS SEGMENTS

PRIMARY SEGMENTS	Ingredients and Sweeteners					Sugar				
	00/01	01/02	02/03	03/04	**04/05**	00/01	01/02	02/03	03/04	**04/05**
Income statement in DKK million										
Revenue	7,735	8,490	8,651	8,653	9,875	8,270	8,345	8,105	7,941	8,155
Intra-group sales	(5)	(8)	(9)	(8)	(9)	(200)	(210)	(196)	(189)	(186)
External sales	**7,730**	**8,482**	**8,642**	**8,645**	**9,866**	**8,070**	**8,135**	**7,909**	**7,752**	**7,969**
Gross profit	3,070	3,396	3,545	3,425	3,955	1,916	2,070	2,000	1,946	1,796
Operating profit before special items, depreciation and amortisation (EBITDA)	**1,654**	**1,763**	**1,837**	**1,668**	**1,879**	**1,499**	**1,601**	**1,583**	**1,543**	**1,463**
Depreciation	(439)	(447)	(478)	(433)	(514)	(380)	(425)	(414)	(436)	(428)
Operating profit before special items (EBIT)*	**1,215**	**1,316**	**1,359**	**1,235**	**1,365**	**1,119**	**1,176**	**1,169**	**1,107**	**1,035**
Special items	-	-	(24)	-	(193)	-	-	-	33	65
Amortisation of goodwill	(232)	(259)	(276)	(281)	-	(128)	(125)	(128)	(128)	-
Operating profit	**983**	**1,057**	**1,059**	**954**	**1,172**	**991**	**1,051**	**1,041**	**1,012**	**1,100**
Balance sheet in DKK million										
Segment goodwill	4,116	4,672	4,523	4,281	9,337	1,891	1,794	1,667	1,541	1,542
Segment other fixed assets, net	3,501	3,603	3,440	3,422	5,314	4,598	4,482	4,463	4,428	4,301
Segment working capital	2,517	2,636	2,791	2,872	4,150	2,805	2,618	2,547	2,868	2,963
Invested capital	**10,134**	**10,911**	**10,754**	**10,575**	**18,801**	**9,294**	**8,894**	**8,677**	**8,837**	**8,806**
Cash flows in DKK million										
Investments, property, plant and equipment	422	417	438	443	560	438	384	374	405	190
Investments, acquisitions	257	573	470	42	5,908	-	-	-	-	-
Financial ratios in %										
Gross margin	39.7	40.0	41.0	39.6	40.1	23.2	24.8	24.7	24.5	22.0
Operating margin:										
(EBITDA)	21.4	20.8	21.2	19.3	19.0	18.1	19.2	19.5	19.4	17.9
(EBIT)*	15.7	15.5	15.7	14.3	13.8	13.5	14.1	14.4	13.9	12.7
Return on average invested capital (ROIC) excluding goodwill**	21	21	21	19	18	15	17	17	16	15
Return on average invested capital (ROIC) including goodwill**	12	11	11	10	10	11	12	13	12	11

*) For 2003/04 and prior years, when goodwill was amortised, the key figure is identical with EBITA.

**) Invested capital includes DKK 5,396 million related to Genencor International, Inc. Genencor is not included in the income statement. Genencor's share of the invested capital is not included in the calculation of the key figure.

RECONCILIATION 2004/05

DKK million	Ingredients and Sweeteners	Sugar	Unallocated and group eliminations	Group
Revenue	9,875	8,155	(195)	17,835
Intra-group sales	(9)	(186)	195	-
External sales	**9,866**	**7,969**	**-**	**17,835**
Gross profit	3,955	1,796	-	5,751
Share-based payments	-	-	(127)	(127)
Operating profit before special items, depreciation and amortisation (EBITDA)	**1,879**	**1,463**	**(301)**	**3,041**
Depreciation	(514)	(428)	(22)	(964)
Operating profit before special items (EBIT)	**1,365**	**1,035**	**(323)**	**2,077**
Special items	(193)	65	-	(128)
Amortisation of goodwill	-	-	-	-
Operating profit	**1,172**	**1,100**	**(323)**	**1,949**
Financials, net	.	.	.	(264)
Profit before tax	.	.	.	**1,685**
Tax on profit	.	.	.	(443)
Profit for the year	.	.	.	**1,242**
Segment fixed assets	14,765	5,928	362	21,055
Segment current assets	5,730	4,503	104	10,337
Segment investments	103	5	34	142
Financial and interest-bearing assets	.	.	.	1,297
Assets total	.	.	.	**32,831**
Segment provisions	224	311	176	711
Segment non-interest bearing debt	1,573	1,319	391	3,283
Interest bearing debt	.	.	.	14,382
Tax and other financial liabilities	.	.	.	2,038
Equity including minority interests	.	.	.	12,417
Liabilities and equity total	.	.	.	**32,831**
Invested capital	18,801	8,806	(67)	27,540
Investments, property, plant and equipment	560	190	7	757
Investments, acquisitions	5,908	-	-	5,908

Geographic segments

SECONDARY SEGMENTS

	Segment fixed assets		Segment current assets		Segment assets total		Investments, property, plant and equipment		Investments, acquisitions	
DKK million	03/04	**04/05**	03/04	**04/05**	03/04	**04/05**	03/04	**04/05**	03/04	**04/05**
Denmark	3,167	3,760	1,720	1,996	4,887	5,756	321	253	-	48
Other Nordic countries	4,800	4,957	2,293	2,361	7,093	7,318	241	112	-	-
Rest of Western Europe	3,422	4,727	1,529	2,261	4,951	6,988	110	129	-	1,491
Eastern Europe	291	324	687	752	978	1,076	27	19	-	31
North America	1,413	5,829	870	1,377	2,283	7,206	86	155	-	4,124
Latin America	457	526	397	516	854	1,042	57	51	-	67
Asia-Pacific	623	833	664	905	1,287	1,738	25	37	42	146
Rest of the world	67	99	129	245	196	344	1	1	-	1
Total	**14,240**	**21,055**	**8,289**	**10,413**	**22,529**	**31,468**	**868**	**757**	**42**	**5,908**

The above information has been specified by location of customers and assets.

PROFIT AND LOSS ACCOUNT Q4 1 February 2005 - 30 April 2005

(Unaudited)

DKK million	Q4 2003/04	**Q 42004/05**	YTD 2003/04	**YTD 2004/05**
Revenue	4,379	**4,855**	16,397	**17,835**
Cost of sales	(2,913)	**(3,317)**	(11,067)	**(12,084)**
Gross profit	1,466	**1,538**	5,330	**5,751**
Research and development costs	(151)	**(178)**	(460)	**(557)**
Distribution and sales costs	(466)	**(544)**	(1,792)	**(2,031)**
Administrative expenses	(284)	**(264)**	(997)	**(1,015)**
Other operating income	51	**57**	119	**119**
Other operating expenses	(40)	**(31)**	(62)	**(63)**
Share-based payments	(7)	**(62)**	(30)	**(127)**
Operating profit before special items (EBIT)	569	**516**	2,108	**2,077**
Special items	5	**(89)**	83	**(128)**
Amortisation of goodwill	(104)	**-**	(409)	**-**
Operating profit	470	**427**	1,782	**1,949**
Results of investments in associated undertakings	26	**8**	50	**45**
Other financial expenses, net	(62)	**(94)**	(292)	**(309)**
Profit before tax	434	**341**	1,540	**1,685**
Tax on profit	(129)	**(64)**	(531)	**(443)**
Profit for the year	305	**277**	1,009	**1,242**
Distribution of profit:				
Profit for the year attributable to minority interests	4	**13**	35	**50**
Profit for the year attributable to equity holders of the parent	301	**264**	974	**1,192**
	305	**277**	1,009	**1,242**
Diluted earnings per share (DEPS) DKK	6.08	**5.32**	19.51	**23.91**
Diluted earnings per share, amortisation of goodwill added (DEPSAA) DKK	8.33	**5.32**	28.41	**23.91**
Diluted earnings per share, amortisation of goodwill and special items added (DEPSASA) DKK	8.25	**6.61**	27.21	**25.78**

CASH FLOW STATEMENT Q4 1 February 2005 - 30 April 2005

(Unaudited)

DKK million	Q4 2003/04	**Q4 2004/05**	YTD 2003/04	**YTD 2004/05**
Cash flow from operating activities				
Profit for the year	305	**277**	1,009	**1,242**
Depreciation	250	**271**	893	**964**
Amortisation of goodwill	104	**-**	409	**-**
Change in working capital	168	**425**	(494)	**(446)**
Other adjustments	12	**(238)**	(150)	**(382)**
Cash flow from operating activities	839	**735**	1,667	**1,378**
Cash flow from investing activities	176	**(3,768)**	51	**(6,482)**
Cash flow from financing activities	(1,091)	**2,987**	(1,811)	**5,090**
Decrease/increase in cash and cash equivalents	(76)	**(46)**	(93)	**(14)**
Cash and cash equivalents at the beginning of the period	375	**325**	408	**304**
Exchange adjustment of cash and cash equivalents	5	**3**	(11)	**(8)**
Transferred from associates	-	**447**	-	**447**
Cash and cash equivalents at the end of the period	304	**729**	304	**729**

OTHER SEGMENT DETAILS Q4 1 February 2005 - 30 April 2005

(Unaudited)

Revenue by business segment

DKK million	Q4 2003/04	**Q4 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q4	Change % YTD
Ingredients and Sweeteners	2,264	**2,555**	8,653	**9,875**	13	14
Sugar	2,174	**2,360**	7,941	**8,155**	9	3
Group eliminations	(59)	**(60)**	(197)	**(195)**	.	.
Total	4,379	**4,855**	16,397	**17,835**	11	9

Revenue by geographic segment

DKK million	Q4 2003/04	**Q4 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q4	Change % YTD	Distribution % Q4	Distribution % YTD
Denmark	569	**556**	2,014	**1,998**	(2)	(1)	11	11
Other Nordic countries	1,123	**1,000**	4,273	**4,104**	(11)	(4)	21	23
Rest of Western Europe	950	**966**	3,410	**3,775**	2	11	20	21
Eastern Europe	488	**583**	1,587	**1,613**	19	2	12	9
North America	583	**617**	2,198	**2,459**	6	12	13	14
Latin America	184	**214**	745	**853**	16	14	4	5
Asia-Pacific	393	**525**	1,582	**1,874**	34	18	11	11
Rest of the world	89	**394**	588	**1,159**	343	97	8	6
Total	4,379	**4,855**	16,397	**17,835**	11	9	100	100

Operating profit before special items (EBIT)

DKK million	Q4 2003/04	**Q4 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q4	Change % YTD	Margin % Q4	Margin % YTD
Ingredients and Sweeteners	341	**365**	1,235	**1,365**	7	11	14.3	13.8
Sugar	309	**257**	1,107	**1,035**	(17)	(7)	10.9	12.7
Share-based payments	(7)	**(62)**	(30)	**(127)**	.	.	.	.
Unallocated, other	(74)	**(44)**	(204)	**(196)**	.	.	.	.
Total	569	**516**	2,108	**2,077**	(9)	(1)	10.6	11.6

Special items by business segment

DKK million	Q4 2003/04	**Q4 2004/05**	YTD 2003/04	**YTD 2004/05**
Ingredients and Sweeteners	-	**(89)**	-	**(193)**
Sugar	5	**-**	33	**65**
Unallocated, other	-	**-**	50	**-**
Total	5	**(89)**	83	**(128)**

SALES GROWTH IN INGREDIENTS AND SWEETENERS
Q4 1 February 2005 - 30 April 2005

(Unaudited)

Q4 2004/05 compared to Q4 2003/04

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q4
Sales growth in geographic segment						
Europe	15	-	**15**	18	**(3)**	45
North America	6	(6)	**12**	18	**(6)**	24
Latin America	18	1	**17**	6	**11**	8
Asia-Pacific	15	(4)	**19**	7	**12**	18
Rest of the world	7	-	**7**	9	**(2)**	5
Total	13	(2)	**15**	15	**-**	100
Sales growth in product segment						
Texturant products	12	(2)	**14**	11	**3**	44
Speciality products	24	(1)	**25**	27	**(2)**	40
Sweeteners	(6)	(2)	**(4)**	-	**(4)**	16
Total	13	(2)	**15**	15	**-**	100

YTD 2004/05 compared to YTD 2003/04

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	15	-	**15**	17	**(2)**	44
North America	12	(7)	**19**	19	**-**	25
Latin America	16	(4)	**20**	11	**9**	9
Asia-Pacific	11	(4)	**15**	8	**7**	17
Rest of the world	24	1	**23**	10	**13**	5
Total	14	(3)	**17**	15	**2**	100
Sales growth in product segment						
Texturant products	11	(3)	**14**	11	**3**	44
Speciality products	25	(3)	**28**	28	**-**	40
Sweeteners	(1)	(2)	**1**	-	**1**	16
Total	14	(3)	**17**	15	**2**	100

DEFINITIONS OF KEY FIGURES AND FINANCIAL RATIOS

Key figure	Definition
Operating margin (EBITDA)	= Operating profit before special items, depreciation and amortisationx 100 / Revenue
Operating margin (EBIT)*	= Operating profit before special itemsx 100 / Revenue
Return on average invested capital (ROIC) excluding goodwill	= Operating profit before special itemsx 100 / Average invested capital excluding goodwill
Return on average invested capital (ROIC) including goodwill	= Operating profit before special itemsx 100 / Average invested capital including goodwill, accumulated amortised goodwill added
Return on average equity	= Profit for the year attributable to equity holders of the parent x 100 / Average equity excluding minority interests
Financial gearing	= Interest-bearing debt, net / Equity including minority interests
Basic earnings per share (EPS)	= Profit for the year attributable to equity holders of the parent / Average number of shares ***
Diluted earnings per share (DEPS)**	= Profit for the year attributable to equity holders of the parent / Diluted average number of shares ***
Diluted earnings per share, amortisation of goodwill added (DEPSAA)**	= Profit for the year attributable to equity holders of the parent, amortisation of goodwill added / Diluted average number of shares ***
Diluted earnings per share, amortisation of goodwill and special items added (DEPSASA)**	= Profit for the year attributable to equity holders of the parent, amortisation of goodwill and special items added (after tax) / Diluted average number of shares ***
Diluted cash flow per share**	= Cash flow from operating activities / Diluted average number of shares ***
Diluted net asset value per share (BVPS)**	= Equity excluding minority interests / Diluted number of shares at year-end***

EPS = Basic earnings per share
DEPS = Diluted earnings per share
DEPSAA = Diluted earnings per share, amortisation of goodwill added
DEPSASA = Diluted earnings per share, amortisation of goodwill and special items added
ROIC = Return on invested capital
BVPS = Book value per share

*) For 2003/04 and prior years, when goodwill was amortised, the key figure is identical with EBITA.
**) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.
***) Excluding own shares.



DANISCO

First you add knowledge...


RECEIVED
2005 AUG -1 A 11:2

22 June 2005

The European Commission presents profound sugar reform proposal containing positive elements

Today the Commission has presented the long awaited proposal for a new sugar market regulation.

Notice no. 22/2005

In the months ahead, the 25 EU member countries will discuss the proposal and not until the end of the year, when the EU's agricultural ministers have adopted the final sugar market regulation, will we have the basis for the future sugar industry in Europe.

Executive Vice President, Mogens Granborg, says in a comment to the proposal: 'This is an important step in the long reform process. We consider the Commission's proposal as quite drastic, but also with several positive elements. For instance, it is essential that the proposed sugar market regulation allows for the EU's international obligations, and with validity until 2014/15 the long-term framework for the sugar industry is in place. At the same time the proposed restructuring scheme for the repurchase of quotas is a major improvement on the Commission's previous proposal of a general reduction of the European sugar production, which will also hit efficient producers.'

'The price cut on sugar is bigger than expected, and that could have a negative impact on Danisco Sugar's earnings going forward. However, we consider it likely that changes will be made to the reform proposal during the negotiating process, not least because in its current form the proposal will cause several countries to discontinue beet growing and sugar production. This raises expectations of a more limited price reduction in the final sugar market regulation.'

Market developments will also be decisive for earnings in Danisco Sugar. This year and last year the market has been impacted by an unusually large surplus of sugar because the European Commission did not reduce quotas last year and allowed the new EU members to bring uncontrollable volumes of sugar into the EU. It should be possible to reduce this considerable excess supply of sugar and the resultant price pressure once the market supply is brought down through the suggested restructuring scheme. However, we will most likely see pronounced turbulence during a transitional period.

Danisco has previously announced that a new sugar market regulation could reduce Danisco Sugar's earnings by about 25%, or DKK 250-300 million. This assessment is based on average earnings in the past three years of about DKK 1.1 billion and builds on the European Commission's reform communication from July 2004, suggesting a quota reduction of some 16% and a price reduction of about 33%.

If, contrary to Danisco's expectations, the suggested price cut is maintained in the final sugar market regulation, there is a risk that the downside earnings impact could be stronger than anticipated, and that Danisco Sugar's future earnings level will stabilise around DKK 600-750 million.

Mogens Granborg says:
'We will now analyse the proposal to decide which structural adjustments to implement to reduce the direct effect of the price cuts in Danisco Sugar's production countries, Denmark, Sweden, Finland, Germany and Lithuania. Factory closures and other efficiencies will probably be necessary. However, we

will not make any final decision about this until the Council of Ministers has adopted the new sugar market regulation, probably before the end of the year.'

'We will of course discuss the implications of the reform proposal in the individual countries with our staff, the beet grower organisations and the respective governments.'
'Danisco Sugar has made significant efficiency improvements in the past few years and will continue to be a strong player in the European sugar market and ensure supplies to our solid customer base in Northern Europe as well as develop new markets.'

The above-written has no influence on the outlook for the current financial year, which was communicated in Danisco's Announcement of Results on 21 June 2005.

Yours faithfully
Alf Duch-Pedersen, CEO
Mogens Granborg, Executive Vice President

For further information, please contact:

Mogens Granborg, Executive Vice President, Danisco A/S, tel.: +45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588,
mobile: +45 4011 6695.
Investor Relations, Danisco A/S, tel.; + 45 3266 2912

Highlights of the European Commission's proposal for a new sugar market regulation:

- validity of the sugar market regulation until 2014/15

- a price cut of sugar beet and sugar of 42% and 39%, respectively, to be implemented in two stages,

- a restructuring scheme giving sugar producers wishing to discontinue their sugar production access to sell their quota to the European Commission, which can subsequently cancel the quota to reduce sugar production in Europe; the scheme is financed by a levy on sugar,

- a quota purchasing scheme giving sugar producers who have previously carried on C-sugar production the possibility of buying a total sugar quota of up to 1 million tonnes

- ban on exporting C-sugar

- major restrictions in the EU's possibility of exporting quota sugar

- a subsidy scheme for beet growers compensating them for 60% of their income loss,

The new sugar market regulation is scheduled to take effect as of 1 July 2006.

For further information:
http://europa.eu.int/comm/agriculture/capreform/sugar/index_en.htm





30 May 2005

Danisco receives first batch of sustainable vanilla from Indian monk

1.2 tonnes of vanilla produced on a sustainable basis have just been shipped from India to Danisco's flavour plant in St. Louis, USA.

Jai Chaitanya Dasa, a Hare Krishna monk from a temple in Bangalore, India, has established a non-profit organisation that promotes organic and sustainable growing methods among local farmers and manages the collection, initial processing and sale of vanilla pods.

The local farmers involved in the vanilla project receive 80% of the earnings generated from the sale and the remaining 20% goes to the workers who process, sort and dispatch the vanilla. Initial processing takes place at a small factory in Mysore and most of the work is carried out and supervised by women, who are paid up to three times the pay rates for similar work elsewhere in India, which allows them to send their children to school.

Danisco has audited the vanilla supply chain to ensure that the entire process from the growing of vanilla pods over processing to transportation follows sustainability principles.

During the audit, Danisco was accompanied by representatives from an American customer, who showed interest in the vanilla. US annual growth rates of organic foods exceed 20%.

The Danish market is also familiar with vanilla from Danisco whose food ingredients are found in half of all the ice cream in the world. But vanilla is used in a variety of other foods such as flavoured coffee, so popular in the USA, health drinks, desserts and many other products.

For further information, please contact:

Søren Vogelsang, Vice President, Sustainable Development, tel.: +45 3266 2000
Natalie E. Weber, Media Relations Manager, tel.: +45 3266 2927




DANISCO
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7 June 2005

Danisco Animal Nutrition awarded FAMI-QS certification

Danisco Animal Nutrition has been awarded FAMI-QS certification. The FAMI-QS – Feed Additives and preMIxtures Quality System – is a certifiable code that fully integrates ISO quality standards and HACCP requirements (Hazard Analysis at Critical Control Points).

The system provides a single reference for assuring the quality of feed additives and premixtures to aid compliance with the European Regulation on Feed Hygiene.

Detailed information on the FAMI-QS code, the certification rules, and the certification organisations that are allowed to certify operators according to this system, can be found on the FAMI-QS website (http://www.fami-qs.org).

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition.

Its products are now widely used by pig and poultry producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally responsible way.

Click here for further details

For further information, please contact:
Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com
Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email:julian.cooksley@kendallscom.co.uk

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/june/businessupdate_15_en.htm

3.

DANISCO

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7 June 2005

Genencor executive elected chairman of white biotech council at EuropaBio

Jack Huttner, Vice President of Genencor International, a Danisco company, was elected chairman of the Industrial Biotechnology Council at EuropaBio at the organizations' annual general meeting in Brussels on June 2, 2005. He succeeds Steen Riisgaard, President and CEO, Novozymes A/S.

Genencor has been an industry leader of the white biotech (industrial biotech) sector since the late 90's when it was the founding member of the section of the Biotechnology Industry Organization (BIO) in Washington D.C.

Huttner was elected the group's first chairman and has led it ever since. He was a central figure in the parallel development in EuropaBio. Genencor's leadership has taken several forms. Based on their position at the forefront of research and development, Huttner has been able to articulate a vision of how industrial biotechnology could contribute to a more sustainable society.

EuropaBio is the only EU level association representing the biotechnology industry across a wide number of industrial sectors and has been at the forefront of developing policies to grow a strong biotechnology sector in Europe.

The European Commission has been extremely receptive to industrial biotechnology and has included it as a principle technology platform in a number of policy initiatives including the Environmental Technology Action Plan. Jack Huttner has global responsibility for external relations at Genencor International encompassing corporate and marketing communications, government, trade and media relations for this diversified biotechnology company.

For more information, please contact:

Jack Huttner, Vice President, Communications and PR, Genencor International
Tel. +1 585 256 5272, mobile +1 585 503 5814
Carl Johan Corneliussen, Media Relations Manager, Danisco A/S
Tel. +45 3266 2926, mobile +45 2615 2127

H.

DANISCO

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10 June 2005

Danisco enhances production of pectin in Araraquara in the state of São Paolo

Danisco has decided to carry out its largest investment in organic growth of the ingredients business in recent time – the construction of a new pectin plant to be located in the centre of Brazil's largest citrus area in the community of Araraquara in the state of São Paulo.

The construction of the plant is based on a need for enhanced capacity, as Danisco's pectin plants in Mexico and the Czech Republic are fully exploited. Brazil is the world's largest producer of orange concentrate and as mainly orange peel will be used as a raw material in the new plant, Danisco's investment will effectively enhance its production capacity for pectin by 35%.

'The market for soft drinks is moving towards new types of beverages, e.g. drinking yoghurts and milk/juice drinks. Pectin is very important for stabilising such beverages, and our new plant supports this trend. It also allows us to exploit the knowledge we already have in the area and produce speciality pectin with a relatively low level of costs,' says Hans Henrik Hjorth, President Danisco Textural Ingredients.

Favourable raw material prices and relatively cheap energy are expected to turn the new plant into one of the world's most efficient and flexible production sites.

Danisco is making a DKK 300 million investment in the plant, and it meets Danisco's usual requirements for return on investments. The investment is included in the normal investment budget. The plant brings around 110 new jobs to the area and responsible for the construction is Torben Torsbjerg Møller, VP Operations, Danisco Textural Ingredients, who will soon be celebrating his 40th anniversary at Danisco.

Danisco has produced pectin for close to 30 years and developed production technologies that can be exploited globally. The technologies will benefit the production in Brazil. One of the major advantages of Brazilian production is that it is close to the raw materials.

Danisco's share of the pectin market is around 25%, and the plant is to help retain this share. The global annual growth rate for pectin is 3-6%.

The plant will be operational in 2007.

With the new plant, Danisco has pectin production in Brazil, Mexico and the Czech Republic.

Pectin is a natural stabilizer derived from citrus fruits or apples. Pectin is used for dairy, confectionery, jam, baked goods and beverages, and as it is based on a natural raw material, it is a preferred stabilizer for the food industry and consumers alike.

For further information, please contact:

Hans Henrik Hjorth, President, Danisco Textural Ingredients, tel.: +45 3266 2000
Carl Johan Corneliussen, Media Relations Manager, Danisco, tel.: +45 3266 2926 or mobile: +45 2615 2127

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/june/pressrelease_317_en.htm

5.


DANISCO
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13 June 2005

Evidence of good working environment

Danisco Sugar Örtofta has been certified against the international occupational health and safety standard OHSAS 18001. 'The certification testifies to our high health and safety standards and is a strong obligation to our employees and customers,' says Factory Manager Bengt Högberg.

'Assuming responsibility and taking care of the employees. That's precisely how the motivation for our health and safety certification can be expressed,' says Bengt Högberg, Factory Manager, Danisco Sugar Örtofta.

'We have a long tradition of focusing on the welfare of the staff and we make a targeted effort to improve the working environment. We would like to get proof of that effort, but not just for the sake of certification. The health and safety certification obliges us to maintain the performance level and constantly seek to improve the working environment of our employees.'

Prior to the certification, Danisco Sugar Örtofta systematised its health and safety effort, aligning it with the strict certification requirements for documentation, objectives and risk assessment.

'As all other Danisco Sugar units, the Örtofta site has already been environmentally certified. I see our health and safety certification as a natural next step. The certificates testify that we care for the surroundings and look after our employees. Environmental and health and safety certificates give us a strong hand to play in relation to our quality-conscious customers,' says Bengt Högberg.

Danisco Sugar Örtofta has been environmentally certified to ISO 14001 and is now also certified against the international occupational health and safety standard OHSAS 18001.

The independent certification agency Bureau Veritas Quality International (BVQI) will be auditing Danisco Sugar Örtofta every year to ensure that the factory continues to qualify for the visible evidence of its commitment to environmental issues and good working environment.

For further information, please contact:
Bengt Högberg, Factory Manager, Danisco Sugar Örtofta, + 46 46 540 63 86
Dorthe Lindgreen, Communications Manager, Danisco Sugar, +45 3266 2588



DANISCO

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13 June 2005

Danisco pig and poultry enzyme products achieve permanent EU authorisation

The European Union Commission has awarded Danisco Animal Nutrition permanent authorisation for a number of Avizyme and Porzyme products and species applications under EU Council Directive 70/524/EEC and Regulation 1831/2003.

The European Union Commission has awarded Danisco Animal Nutrition permanent authorisation for a number of Avizyme and Porzyme products and species applications under EU Council Directive 70/524/EEC and Regulation 1831/2003. They are:

- Avizyme 1310, a liquid enzyme product for use in wheat-based broiler diets.
- Avizyme 1210, a liquid enzyme product for use in wheat and barley-based diets for broilers.
- Porzyme 8300, for wheat-based piglet feeds.
- Porzyme tp100, for piglet feeds containing both wheat and barley.
- Porzyme 9102 and Porzyme 9100, granulate products for barley-based grower/finisher pig feeds.

Andrea Barletta, Danisco Animal Nutrition's Marketing Director, commented: "We are delighted to have received EU approval for these products, which also represents good news for pig and poultry producers."

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way.

For further information, please contact:
Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition, +44 (0) 1672 517777
Julian Cooksley, Account Manager, Kendalls Communications, +44 (0) 1394 610022.

7

DANISCO

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16 June 2005

Genencor introduces world-class enzyme for hydrogen preroxide elimination in textile processing

Genencor International, Inc., announced today the availability of an innovative product for the textile processing industry, which offers manufacturers greater flexibility and more efficient processing during the hydrogen peroxide elimination step.

OXY-GONE® T400 catalase is a highly robust, thermostable liquid enzyme that is active in a wide range of temperatures and pH values, and is least susceptible to hydrogen peroxide. The product is easy to formulate, shows great stability, and provides significant flexibility during the hydrogen peroxide elimination step.

In laboratory tests, OXY-GONE® T400 catalase has shown superior storage stability and the highest hydrogen peroxide tolerance among competitive products available on the market today. It also can be effectively used in a broad temperature range of 30°-70°C.

OXY-GONE® T400 catalase is a fast, reliable, and an effective tool for hydrogen peroxide elimination without affecting the shade of dyestuffs. Moreover, catalases offer additional advantages including biodegradability, not damaging fabric and reducing the amount of time, water and energy needed during processing.

"This high-performance product further demonstrates our commitment to the textile processing industry," said Aryan Moelker, vice president for Textiles and Market Development at Genencor. "We continue to invest in the development of world-class, highly efficient enzymes with improved features, which provide the solutions that our textiles customers need. With OXY-GONE® T400, textile manufacturers now no longer need to worry about cool-down, the hydrogen peroxide concentration in the bath, or the right amount of enzymes needed."

To find out more about OXY-GONE® T400 catalase, please visit our website at http://www.genencor.com or contact your Genencor representative.

For further information, please contact:

Ana Maria Bravo-Angel, Genencor International: +31 71 5686168

8.


DANISCO

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17 June 2005

Management changes in Danisco Seed

Bjarne Skov Jensen will retire from his position as President of Danisco Seed as of 30 June 2005 to become a pensioner.

Bjarne (61) joined Danisco A/S (The Danish Sugar Factories A/S) in 1974 as Lawyer. In 1977 he was appointed Personnel Manager. In connection with the formation of Danisco in 1989 he became Vice President with responsibility for management development and communication in Danisco and he was secretary to the Group Management. In 1996 Bjarne Skov Jensen was appointed President of Danisco Seed.

The Vice Presidents Niels Gram (52) and Niels U. Mikkelsen (47) will assume responsibility of the day-to-day management of Danisco Seed.

Niels Gram will be appointed Director of Sales & Marketing with responsibility for sales, product development and the relations with Danisco Seed's foreign business units.

Niels U. Mikkelsen will be appointed Director of Production with responsibility for production plant, operations, process and seed technology development, seed multiplication and treatment as well as staff matters in Denmark.

They will both be reporting to Executive Vice President Agriculture Thomas B. Olsen, Danisco Sugar, who will be in charge of the general management of Danisco Seed's business and strategy development.

Printed Thursday, 23 June 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/frontpage/businessupdate_17_en.htm

9.



DANISCO

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21 June 2005

Genencor named best place to work in the U.S.

Only Biotechnology Company to Make GPTW/SHRM Listing for Small and Medium Companies.

Genencor International, a world leader in biotechnology products for industry, was named the Best Place to Work in America for 2005. The list, which ranks the top 50 small- and medium-sized companies, was announced today before 12,000 human resource (HR) professionals at the Society for Human Resource Management's (SHRM) 57th Annual Conference & Exposition in San Diego, California.

Genencor made the list for the second time in a row, beating its 4th place showing last year. As a biotechnology company, Genencor competes for highly educated, skilled workers in a competitive environment. The company was cited this year for its human resources practices which directly contribute to attracting and retaining that workforce to create a sustainable business.

"Genencor is truly unique among U.S. companies of any size," said Robert H. Mayer, Genencor's chief executive officer. "It is a model for innovation, teamwork and productivity—and a direct result of our 'work hard, play hard, change the world' philosophy. Investing in our employees has always been good business for Genencor."

Genencor's ranking is based on surveys of employees at its four U.S. locations in Palo Alto, CA, Rochester, NY, Beloit, WI, Cedar Rapids, IA. With different needs in each community, Genencor tailors its employee benefits and programs to each site.

For example its commute program in the San Francisco Bay Area is frequently cited as one of the best in California and the U.S. for offering free train passes and cars and bicycles that can be used to run errands, etc. Back-up childcare services are provided when normal school or day care is not available for the day. And, programs such as discounts for insurance, on-site dry cleaning and financial planning seminars are offered at many locations.

A hallmark of Genencor's culture in all areas is its celebration of success. "On-the-spot" awards enable employees to reward one another with gift certificates, logo wear and other items for extraordinary efforts. Celebration of last year's 4th place finish included site parties plus an "Its All About You Day" off in September.

The winning organizations will appear in the July issue of HR Magazine, the Society's flagship publication, available at www.shrm.org/hrmagazine and also listed on the GPTWI Web site at www.greatplacetowork.com.

For further information, please contact:

Valerie Tucker, Genencor (Palo Alto), +1 415-806-3114
Angela Blackwell, Genencor (Rochester), +1 585-256-6973

About SHRM

SHRM is the world's largest association devoted to human resource management. Representing more than 185,000 individual members, the Society's mission is both to serve human resource management professionals and to advance the profession. Founded in 1948, SHRM currently has more than 500 affiliated chapters and members in more than 100 countries.

About GPTWI

GPTWI is a research and management consultancy headquartered in San Francisco with affiliate offices in 25 other countries throughout the world. The organization produces other "Best Companies to Work for" lists, including Fortune's "100 Best Companies to Work for"©, which recognizes employers with 1,000 or more employees.

10.

DANISCO

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21 June 2005

Announcement of Results for 2004/05

The acquisitions of Rhodia Food Ingredients (RFI) and Genencor International have provided Danisco with a technology platform that will contribute significant growth going forward.

Notice no. 21/2005
1 May 2004 - 30 April 2005

Product portfolio strengthened

The acquisitions of Rhodia Food Ingredients (RFI) and Genencor International have provided Danisco with a technology platform that will contribute significant growth going forward.

Organic growth of 2% in 2004/05 for Ingredients and Sweeteners was affected by the weak flavour market in Europe.

Sugar was hit by considerable price increases for export licences. Still, profit for the year was delivered as expected.

- EBIT before special items and share-based payments rose 3% to DKK 2,204 million (DKK 2,138 million)
- Operating profit up 9% to DKK 1,949 million (DKK 1,782 million)
  The market value of Danisco shares rose nearly DKK 3.8 billion, which increased expenditure relating to share-based payments, reducing EBIT by DKK 127 million (DKK 30 million), while the acquisition of RFI lifted EBIT by approximately DKK 200 million. Special items amounted to an expense of DKK 128 million against an income of DKK 83 million last year. Operating profit was impacted by the ceasing of goodwill amortisation, which last year amounted to DKK 409 million.
- Profit for the year grew to DKK 1,242 million (DKK 1,009 million)
  Profit for the year before share-based payments came to DKK 1,335 million (DKK 1,032 million), which was within the expected range of DKK 1,300-1,400 million.
- Earnings per share at DKK 25.78 (DKK 27.21)
  Adjusted for share-based payments earnings per share came to DKK 27.64 (DKK 27.64).

Integration of Genencor started

Danisco will support and expand Genencor's position within the production and development of technical enzymes as well as give higher priority to the development of enzymes for food and feed applications. The Health Care activities will be spun off. The future management structure is now taking shape with Robert H. Mayer as CEO.

Outlook for 2005/06

- Revenue expected in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).
- EBITDA before special items and share-based payments forecast in the range of DKK 3,600-3,800 million (DKK 3,168 million).
- EBIT before special items and share-based payments forecast in the range of DKK 2,300-2,500 million (DKK 2,204 million). Special items forecast to adversely impact earnings by about DKK 300-350 million.
- Profit for the year before share-based payments is expected in the range of DKK 1,200-1,300 million (DKK 1,335 million).

Please click here to read the full announcement.

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Printed Friday, 24 June 2005 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_173_en.htm

12.





22 June 2005

The European Commission presents profound sugar reform proposal containing positive elements

Today the Commission has presented the long awaited proposal for a new sugar market regulation.

Notice no. 22/2005

In the months ahead, the 25 EU member countries will discuss the proposal and not until the end of the year, when the EU's agricultural ministers have adopted the final sugar market regulation, will we have the basis for the future sugar industry in Europe.

Executive Vice President, Mogens Granborg, says in a comment to the proposal: 'This is an important step in the long reform process. We consider the Commission's proposal as quite drastic, but also with several positive elements. For instance, it is essential that the proposed sugar market regulation allows for the EU's international obligations, and with validity until 2014/15 the long-term framework for the sugar industry is in place. At the same time the proposed restructuring scheme for the repurchase of quotas is a major improvement on the Commission's previous proposal of a general reduction of the European sugar production, which will also hit efficient producers.'

'The price cut on sugar is bigger than expected, and that could have a negative impact on Danisco Sugar's earnings going forward. However, we consider it likely that changes will be made to the reform proposal during the negotiating process, not least because in its current form the proposal will cause several countries to discontinue beet growing and sugar production. This raises expectations of a more limited price reduction in the final sugar market regulation.'

Market developments will also be decisive for earnings in Danisco Sugar. This year and last year the market has been impacted by an unusually large surplus of sugar because the European Commission did not reduce quotas last year and allowed the new EU members to bring uncontrollable volumes of sugar into the EU. It should be possible to reduce this considerable excess supply of sugar and the resultant price pressure once the market supply is brought down through the suggested restructuring scheme. However, we will most likely see pronounced turbulence during a transitional period.

Danisco has previously announced that a new sugar market regulation could reduce Danisco Sugar's earnings by about 25%, or DKK 250-300 million. This assessment is based on average earnings in the past three years of about DKK 1.1 billion and builds on the European Commission's reform communication from July 2004, suggesting a quota reduction of some 16% and a price reduction of about 33%.

If, contrary to Danisco's expectations, the suggested price cut is maintained in the final sugar market regulation, there is a risk that the downside earnings impact could be stronger than anticipated, and that Danisco Sugar's future earnings level will stabilise around DKK 600-750 million.

Mogens Granborg says:
'We will now analyse the proposal to decide which structural adjustments to implement to reduce the direct effect of the price cuts in Danisco Sugar's production countries, Denmark, Sweden, Finland, Germany and Lithuania. Factory closures and other efficiencies will probably be necessary. However, we

will not make any final decision about this until the Council of Ministers has adopted the new sugar market regulation, probably before the end of the year.'

'We will of course discuss the implications of the reform proposal in the individual countries with our staff, the beet grower organisations and the respective governments.'
'Danisco Sugar has made significant efficiency improvements in the past few years and will continue to be a strong player in the European sugar market and ensure supplies to our solid customer base in Northern Europe as well as develop new markets.'

The above-written has no influence on the outlook for the current financial year, which was communicated in Danisco's Announcement of Results on 21 June 2005.

Yours faithfully
Alf Duch-Pedersen, CEO
Mogens Granborg, Executive Vice President

For further information, please contact:

Mogens Granborg, Executive Vice President, Danisco A/S, tel.: +45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588,
mobile: +45 4011 6695.
Investor Relations, Danisco A/S, tel.; + 45 3266 2912

Highlights of the European Commission's proposal for a new sugar market regulation:

- validity of the sugar market regulation until 2014/15

- a price cut of sugar beet and sugar of 42% and 39%, respectively, to be implemented in two stages,

- a restructuring scheme giving sugar producers wishing to discontinue their sugar production access to sell their quota to the European Commission, which can subsequently cancel the quota to reduce sugar production in Europe; the scheme is financed by a levy on sugar,

- a quota purchasing scheme giving sugar producers who have previously carried on C-sugar production the possibility of buying a total sugar quota of up to 1 million tonnes

- ban on exporting C-sugar

- major restrictions in the EU's possibility of exporting quota sugar

- a subsidy scheme for beet growers compensating them for 60% of their income loss,

The new sugar market regulation is scheduled to take effect as of 1 July 2006.

For further information:
http://europa.eu.int/comm/agriculture/capreform/sugar/index_en.htm

13

DANISCO

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28 June 2005

Genencor launches industry transforming technology for ethanol production

New enzyme technology removes the need for energy-intensive, costly cook step

Genencor International, Inc. announced today the availability of novel enzyme technology for the ethanol industry that could lead to improved energy balance and reduced production costs while obtaining higher output.

The first product from its line of STARGEN™ granular starch hydrolyzing enzymes was introduced this week at the Fuel Ethanol Workshop in Kansas City, MO. The new technology has the potential to pave the way for the emergence of biorefineries.

Until recently, ethanol plants have cooked grains and other feedstocks with thermostable enzymes to begin the process of converting starch to fermentable sugars and ultimately to ethanol.

Genencor's STARGEN™ enzymes include blends of an alpha amylase and a glucoamylase that convert granular or uncooked starch to fermentable sugars on a continuous basis through a simultaneous saccharification and fermentation process.

Some of the potential advantages of this new technology include improved productivity, reduced energy consumption, higher ethanol yields and savings on capital expenses by reducing overall unit operations.

"This new, low energy technology offers the ethanol industry significant added value with fewer processing steps requiring less energy, materials and capital. It should be equally useful to producers to accelerate the development of biobased manufacturing processes and products that require low-cost carbon," said Thomas J. Pekich, president of Genencor International.

"Together, technology advances like STARGEN™ enzymes will lead to a more sustainable environment and lessen dependence on foreign oil."

Genencor has achieved a high level of enzyme expression in industrial production strains while creating an acceptable cost structure for widespread use. Genencor is also evaluating applications of the STARGEN™ technology for use in its other businesses.

For further information, please contact:

Angie Blackwell: +1 585-256-6973 or +1 585-615-9547 (mobile)

To learn more about Genencor's STARGEN enzyme technology, please contact your sales representative or in the U.S. call +1-800-847-5311.

Printed Tuesday, 28 June 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/frontpage/businessupdate_18_en.htm

14.

DANISCO

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30 June 2005

Hans Gregersen new Investor Relations Manager

Danisco is happy to inform you that Hans Gregersen, Enskilda Securities, has decided to join Danisco's IR and Communications Team as Investor Relations Manager.

Working for Enskilda Securities, part of SEB bank, over the last eight years, Hans has been among the most productive analysts and he has won a number of top-rankings for his successful research within the Danish food/beverage and engineering sectors.

After 17 productive years in the brokerage industry, we are pleased that Hans has chosen to pursue his career at Danisco.

Hans is expected to join Danisco around September.

For further information, please contact:

Michael von Bülow, tel. +45 2149 2305

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/pressrelease_321_en.htm

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DANISCO

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30 June 2005

New Danisco Functional Systems President appointed

Danisco is pleased to announce that Anders Wilhjelm (39) has been appointed President of the Danisco Functional Systems division.

Danisco is pleased to announce that Anders Wilhjelm (39) has been appointed President of the Danisco Functional Systems division as the successor of Ole Søgaard Andersen, recently promoted to Senior Vice President, responsible for global sales and marketing and a member of the Executive Committee.

Anders Wilhjelm will take up his new position as of 1 August and will be based in Brabrand, Denmark.

He has been with Danisco since 1998 and has held several positions, including more than three years as Vice President of Danisco Venture. Anders Wilhjelm is currently Sales Director for the UK/Benelux area. He holds an MSc and an MBA from Sloan MIT.

With his background and personality Anders Wilhjelm will make a major contribution to the future profitable growth of Danisco's Functional Systems business.

For more information, please contact:

Carl Johan Corneliussen, Media Relations Manager, tel.: +45 3266 2926, mobile: +45 2615 2127.

16.


DANISCO
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5 July 2005

Danisco highlights a practical approach for 'farm to fork' sustainability

Sustainability has rapidly become a key issue within the food industry.

However, according to Danisco, many of those involved in the food chain still struggle to grasp its importance, recognise exactly what it means or know how to implement a practical, effective policy to address this increasingly important area of business.

Danisco A/S, a top performer in the world's most prestigious sustainability indices, is committed to sustainable development, which is why Søren Vogelsang, Vice President for Corporate Sustainable Development, will address the second annual 'Corporate Responsibility in Food and Agribusiness' conference in London on 29th and 30th September. His paper, 'How to introduce sustainability from farm to fork' will outline Danisco's approach, offer practical advice and highlight examples of sustainability relevant to all sectors of the food industry.

With 9000 employees, Danisco A/S is one of the world's largest producers of food ingredients, its global vision to be the leading supplier of selected food and feed ingredients being focused on the concept of sustainability. Danisco integrates sustainability into every element of its business practices, balancing the requirements of nature, with those of its employees and the public, whilst creating a profit for the benefit of shareholders and wider society.

The company is extremely proud of its sustainability record, which has featured highly in the Dow Jones Sustainability Indices for the Food Industry for three consecutive years. This highlights the effectiveness of systems that the company has developed to protect not only its own reputation and brands but also those of its customers. Danisco's approach to sustainability is based on four pillars of sustainability:

- SHEQ (Safety, Health, Environment and Quality Management, together with Continuous Improvement);
- Product Safety (Food Safety Assessments, HACCP, traceability and value chain management);
- Environmental Ethics (Use of modern biotechnology, including alternative experimental models);
- Social Issues and Business Integrity (Employee Rights, International Society, Security, Compliance and Business Partners).

Danisco, which actively promotes these as part of its internal procedures and audit programmes, has dedicated staff to manage sustainable development, evaluates suppliers in these areas and promotes sustainable development to ensure the delivery of safe, sustainable products to consumers. The success of this policy is confirmed by growing interest from investors and analysts.

In the context of the agricultural industry, sustainability involves the development and production of food with regard to the environmental impact, the production methods used and social responsibility.

Danisco Animal Nutrition's objective is to provide sustainable animal nutrition solutions to meet consumer demand for safe, high quality food at affordable prices, with care and attention to the environment. The company pioneered the development and use of enzymes and betaine in animal nutrition and with offices in the UK, Spain, Denmark, Finland, USA, Singapore and China, plus production

facilities in Denmark and Finland, plays a leading role in the nutrition of poultry, pig and some aqua species.

Sold in more than 60 countries, Danisco Animal Nutrition's products include:

- Avizyme®, Porzyme® and Grindazym™, feed enzyme products which improve the digestibility of pig and poultry feed, resulting in more meat or eggs from less feed, lower feed costs and reduced manure/nitrogen production.
- Phyzyme®, feed enzymes for pigs and poultry based on a novel phytase that is highly efficient at releasing phosphorus from feed ingredients. This provides opportunities to lower feed costs and reduce phosphorus excretion by 30%.
- Betafin®, a highly purified form of betaine extracted from sugar beet, which can reduce feed costs by replacing all added choline chloride and some added methionine in pig and poultry feeds. Betafin also functions as an osmolyte, reducing dehydration and improving gut structure, so increasing nutrient absorption in pigs and poultry. This results in more uniform growth, particularly when the animal is under stress from disease or heat.
- Flavodan™, feed flavours to help optimise feed intake for efficient animal production.

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition, commented: "Sustainability is at the heart of our efforts, which are driven by our customers' key needs, namely food safety, the environment, cost reduction, differentiation and consistency.

"A clear policy to address sustainability and corporate responsibility issues can obviously contribute to business growth. Within Danisco, we believe that our excellent sustainability record differentiates us from our competitors, which is why we continually strive to incorporate sustainability into everything we do."

Further details are available at www.danisco.com/animalnutrition.

For further information, please contact:

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

17.

DANISCO

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11 July 2005

Profitable solution to piglet dehydration

Betaine (Betafin®, Danisco Animal Nutrition) derived from sugar beet, is helping pig producers to combat one of the biggest challenges to weaning piglets.

Betaine (Betafin®, Danisco Animal Nutrition) derived from sugar beet, is helping pig producers to combat one of the biggest challenges to weaning piglets. Well-known for its osmolytic properties, betaine reduces the pig's energy requirement for water regulation by entering body cells and retaining water more effectively. This helps the young pig to combat dehydration and gives a return of approximately 10:1 on the investment.

"Trials carried out in the Netherlands and Australia show that pigs fed Betafin use up to 10% less energy to maintain their water balance," explains Dr Gary Partridge, Technical Services Director, Danisco Animal Nutrition. "This saving in energy is used by the pig to increase live weight gain. Collaborative research in the UK between the University of Leeds, Danisco Animal Nutrition and feed producer Primary Diets has shown that Betafin also helps the pig to develop a more robust gut, with greater muscle depth and tensile strength, enhancing its capability to absorb nutrients."

Primary Diets has responded to all this research data by including Betafin in its Pigmune range of feeds.

"Incorporating Betafin into the feed gives piglets the best possible start," explains Paul Toplis, Technical Director of Primary Diets. "It minimises gut damage and the negative effects of dehydration, often linked to bacterial challenge at weaning. In Primary Diet's trials Betafin also helped to improve live weight by 0.3kg, increasing value by £0.15 (€0.22) per pig. One tonne of starter diet feeds about 200 pigs, so the addition of betaine produces an extra £30 (€44) of added value per tonne of feed, representing around a 10:1 return on investment."

For further information, please contact:
Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition. Tel: +44 (0) 1672 517777, Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications. Tel: +44 (0) 1394 610022, Email: julian.cooksley@kendallscom.co.uk

18.

DANISCO

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11 July 2005

Technical Sales Managers will strengthen Danisco Animal Nutrition's team in Asia

Danisco Animal Nutrition has strengthened its sales team in Asia with the appointment of Technical Sales Managers covering Indonesia and the North, East and North West of China.

Dr Nyoman Loswita, Technical Sales Manager – Indonesia, gained a degree in Veterinary Medicine from Udayana University in Bali during 1992 and subsequently worked in various sales and sales management positions within the animal health, poultry equipment and feed additives sectors. Previously General Manager (Poultry Business) for PT Gemilang, Danisco's distributor in Indonesia, Nyoman will significantly enhance the company's sales and marketing capability in what is a key market within South East Asia. Based in Indonesia, he reports to Roy Frederick, Danisco Animal Nutrition's Business Manager for South East Asia, Australia and New Zealand.

Arthur Liu, Technical Sales Manager - North China, received a first degree in Chemical Engineering from South China University of Science and Technology during 1989 and is currently pursuing a post graduate management degree. With five years experience in a chemical manufacturing plant and 10 years feed additive sales experience in North China, Arthur was previously Assistant Sales Manager for Degussa Feed Additives. His appointment, which forms part of Danisco Animal Nutrition's expansion in China, is expected to significantly increase the company's presence in Northern, Eastern and North Western China. Arthur will be based in Qingdao, Shandong Province, China and report to TC Tan, Danisco Animal Nutrition's Regional Director for Asia Pacific.

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at www.danisco.com/animalnutrition.

For further information, please contact:

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email:andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email:julian.cooksley@kendallscom.co.uk

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/july/businessupdate_19_en.htm



DANISCO

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13 July 2005

Genencor named to R&D magazine's Top 100 List for new enzyme technology that reduces the cost of ethanol production

2nd year for company to make the magazine's list of most technological significant products.

Genencor International announced today that it has been selected by R&D Magazine for its list of the Top 100 Technologically Significant Products for 2005.

The company was cited for the development of its new STARGEN™ enzyme that reduces the number of steps and cost of producing ethanol. Last year, Genencor was part of a team that was also listed for its work on technology for converting biomass to ethanol.

'This new, low energy technology offers the ethanol industry significant added value with fewer processing steps that requires less energy, materials and capital." said Michael V. Arbige, Genencor's senior vice president, Technology. "Genencor is proud to continue the development of technology advances like STARGEN™ that will lead to a more sustainable environment and reduce dependence on foreign oil.'

Improved productivity

Until recently, ethanol plants have cooked grains and other feedstocks with thermostable enzymes to begin the process of converting starch to fermentable sugars and ultimately to ethanol. Genencor's STARGEN™ enzymes is made from blends of an alpha amylase and a glucoamylase that converts granular or uncooked starch to fermentable sugars on a continuous basis through a simultaneous saccharification and fermentation process. The potential advantages of this new technology include improved productivity, reduced energy consumption, higher ethanol yields and savings on capital expenses by reducing overall unit operations.

'This honor demonstrates Genencor's long standing commitment to provide differentiated products to Grain Processing markets globally by using our discovery, development and commercial capabilities,' said Thomas J. Pekich, president of Genencor International.

For further information, please contact:

Valerie Tucker, Genencor (Palo Alto), +1 415-806-3114

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/july/pressrelease_324_en.htm

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First you add knowledge...

18 July 2005

Significant role for enzymes in AGP-free feeds

Feed enzymes are increasingly being regarded as one key element when working towards a strategy of replacing antibiotic growth promoters in pig diets, according to Danisco Animal Nutrition, a global leader in this proven technology.

Feed enzymes are increasingly being regarded as one key element when working towards a strategy of replacing antibiotic growth promoters in pig diets, according to Danisco Animal Nutrition, a global leader in this proven technology.

"Some of the components in standard pig feed are known to inhibit the digestive process, including fibre fractions in wheat and the so-called 'anti-nutrients' contained in soybean, such as lectins and trypsin inhibitors," explains Dr Gary Partridge, the company's Technical Services Director.

"Targeting these anti-nutrients with feed enzymes such as xylanase and protease improves nutrient release and absorption, at the same time speeding the movement of feed through the small intestine. The net effect is better feed intake, with more nutrients being available for the pig and fewer to fuel the growth of undesirable bacteria in the gut."

Danish producers have been trialling feed enzymes for pigs since antibiotic growth promoters were banned there in 2000. Recent research results presented by the Danish Bacon and Meat Council show positive bottom-line benefits from using a xylanase feed enzyme product (Porzyme®, Danisco Animal Nutrition) in both meal and pellet feeds, and reveal a reduction in the proportion of Salmonella-positive pigs in the herd.

Peter Jacobsen, Pig Product Manager at Danish feed group DLG, says: "Enzymes can be effective in all ages of pig to improve diet digestibility and gut health. While other additives claim to have the same effect, none has the consistency of response of certain enzyme products. Danisco's xylanase appears to have particularly positive effects on both coliform bacteria and salmonella in the gut. We've found the enzyme works particularly well in our piglet diets in combination with an acidifier."

According to Danisco Animal Nutrition, as the EU increases its drive to reduce zoonoses, particularly salmonella, feed enzymes are likely to become an increasingly important tool in the pig producer's armoury.

For further information, please contact:
Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition. Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com.

Julian Cooksley, Account Manager, Kendalls Communications. Tel: +44 (0) 1394 610022. Email:julian.cooksley@kendallscom.co.uk.

21.

DANISCO

First you add knowledge...

21 July 2005

Xylitol use recommended by the Scottish Intercollegiate Guidelines Network

Scottish Intercollegiate Guidelines Network has included Xylitol recommendations in their section devoted to primary prevention of dental caries.

The Scottish Intercollegiate Guidelines Network (SIGN) was formed in 1993 with the objective to improve the quality of health care for patients in Scotland by reducing variation in practice and outcome, through the development and dissemination of national clinical guidelines containing recommendations for effective practice based on current evidence.

The membership of SIGN includes all the medical specialties, nursing, pharmacy, dentistry, professions allied to medicine, patients, health service managers, social services and researchers.

SIGN has included Xylitol recommendations in their section devoted to primary prevention of dental caries.

Primary prevention of dental caries:

- Keeping children's teeth healthy before disease occurs
- Dietary advice to patients should encourage the use of non-sugar sweeteners, in particular xylitol, in food and drink.
- Patients should be encouraged to use sugar-free chewing gum, particularly containing xylitol, when this is acceptable.

See more on: www.sign.ac.uk

Printed Thursday, 21 July 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/july/businessupdate_22_en.htm

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Danisco Emulsifiers
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Ole Søgaard Andersen, President Danisco Functional Systems
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Robert H. Mayer, President Danisco Genencor
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Pekka Sorsa, President Danisco Sweeteners
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James Laughton, President Danisco Animal Nutrition
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Mogens Granborg, President Danisco Sugar
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Tel: +45 3266 2500

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	**Acquisitions & Financial Control** Poul Jørgen Jensen, Vice President E-mail: poul.jorgen.jensen@danisco.com Tel: +45 3266 2000
	**Communications and IR** Secretariat for the Executive Board and Executive Committee Michael von Bülow, Vice President E-mail: michael.von.bulow@danisco.com Tel: +45 3266 2920
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Frederik Gejl-Hansen, President Europe, Africa, Middle East and South Asia
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Ole Søgaard Andersen, President Americas
E-mail: ole.sogaard.andersen@danisco.com
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Jean-Yves Parisot
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